UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LAN AIRLINES S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2012

CONTENTS

Interim Consolidated Statement of Financial Position

Interim Consolidated Statement of Income by Function

Interim Consolidated Statement of Comprehensive Income

Interim Consolidated Statement of Changes in Equity

Interim Consolidated Statement of Cash Flows - Direct Method

Notes to the Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

LAN AIRLINES S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of	As of
		March 31,	December 31,
	Note	2012	2011
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	6 - 7	176,569	374,407
Other financial assets	7 - 11	219,464	227,803
Other non-financial assets	12	43,649	32,711
Trade and other accounts receivable	7 - 8	542,393	531,355
Accounts receivable from related entities	7 - 9	851	838
Inventories	10	85,607	72,787
Tax assets		113,982	98,789

Total current assets other than non-current assets
(or disposal groups) classified as held for sale		1,182,515	1,338,690

Non-current assets (or disposal groups) classified as held for sale	13	9,729	4,661

Total current assets		1,192,244	1,343,351

Non-current Assets
Other financial assets	7 - 11	25,721	21,833
Other non-financial assets	12	15,413	15,205
Accounts receivable	7 - 8	7,073	7,491
Equity accounted investments	15	615	991
Intangible assets other than goodwill	16	71,131	64,923
Goodwill	17	172,178	163,777
Property, plant and equipment	18	6,089,697	5,927,982
Current tax assets, noncurrent		41,944	42,958
Deferred tax assets	19	72,006	60,148

Total non-current assets		6,495,778	6,305,308

Total assets		7,688,022	7,648,659

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		March 31,	December 31,
	Note	2012	2011
LIABILITIES		ThUS$	ThUS$
Current liabilities
Other financial liabilities	7 - 20	606,814	582,257
Trade and other accounts payables	7 - 21	648,137	645,086
Accounts payable to related entities	7 - 9	239	367
Other provisions	22	7,361	7,363
Tax liabilities		40,774	29,369
Other non-financial liabilities	23	932,248	1,057,637

Total current liabilities		2,235,573	2,322,079

Non-current liabilities
Other financial liabilities	7 - 20	3,150,376	3,109,136
Accounts payable	7 - 25	338,339	354,930
Other provisions	22	22,891	22,385
Deferred tax liabilities	19	396,401	369,625
Employee benefits	24	16,015	13,132

Total non-current liabilities		3,924,022	3,869,208

Total liabilities		6,159,595	6,191,287

EQUITY
Share capital	26	484,133	473,907
Retained earnings	26	1,169,997	1,116,798
Treasury Shares		(203)	- -
Other reserves	26	(134,847)	(145,381)

Parents ownership interest		1,519,080	1,445,324
Non-controlling interest		9,347	12,048

Total equity		1,528,427	1,457,372

Total liabilities and equity		7,688,022	7,648,659

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the periods ended
		March 31,
	Note	2012	2011
		ThUS$	ThUS$

Revenue	27	1,506,117	1,324,258
Cost of sales		(1,119,399)	(951,704)

Gross margin		386,718	372,554

Other income	30	30,565	40,616
Distribution costs		(137,324)	(115,778)
Administrative expenses		(105,976)	(89,518)
Other expenses		(62,769)	(54,586)
Other gains/(losses)		1,943	(3,224)

Gains (losses) from operating activities		113,157	150,064

Financial income		3,511	5,607
Financial costs	28	(36,700)	(35,913)
Equity accounted earnings	15	(383)	(53)
Foreign exchange gains/(losses)	31	8,299	(2,128)
Result of indexation units		2	15

Income before taxes		87,886	117,592
Income tax expense		(14,483)	(20,231)
	19

NET INCOME FOR THE PERIOD		73,403	97,361

Income attributable to owners of the parent		76,067	97,235
Income attributable to non-controlling interest		(2,664)	126

Net income for the period		73,403	97,361

EARNINGS PER SHARE
Basic earnings per share (US$)	32	0.22326	0.28656
Diluted earnings per share (US$)	32	0.22326	0.28591

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the periods ended
		March 31,
	Note	2012	2011
		ThUS$	ThUS$

NET INCOME		73,403	97,361

Components of other comprehensive income, before taxes
Currency translation differences

Gains (losses) on currency translation, before tax	31	11,379	246

Other comprehensive income, before taxes, currency translation differences		11,379	246

Cash flow hedges
Gains (losses) on cash flow hedges before tax	20	1,207	26,849

Other comprehensive income, before taxes, cash flow hedges		1,207	26,849
Other components of other comprehensive income, before taxes		12,586	27,095

Income tax relating to other comprehensive income

Income tax related to currency translation differences in other comprehensive income	19	(1,934)	(42)

Income tax related to cash flow hedges in other comprehensive income	19	(205)	(4,564)

Amount of income taxes related to components of other comprehensive income		(2,139)	(4,606)

Other comprehensive income		10,447	22,489

Total comprehensive income		83,850	119,850

Comprehensive income attributable to owners of the parent		86,551	119,558
Comprehensive income attributable to non-controlling interests		(2,701)	292

TOTAL COMPREHENSIVE INCOME		83,850	119,850

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Other reserves
	Note	Share capital	Treasury Shares	Other sundry reserves	Reserve for exchange on translation differences	Cash flow hedging reserve	Retained earnings	Parents ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at January 1, 2012		473,907	-	8,492	(13,317)	(140,556)	1,116,798	1,445,324	12,048	1,457,372
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	26	-	-	-	-	-	76,067	76,067	(2,664)	73,403
Other comprehensive income		-	-	-	9,482	1,002	-	10,484	(37)	10,447

Total comprehensive income		-	-	-	9,482	1,002	76,067	86,551	(2,701)	83,850

Transactions with shareholders
Equity issuance	26-36	10,226	-	-	-	-		10,226	-	10,226
Dividends	26	-	-	-	-	-	(22,820)	(22,820)	-	(22,820)
Increase (decrease) through transactions with treasury shares	26	-	(203)	-	-	-	-	(203)	-	(203)
Increase (decrease) through transfers and other changes, equity	26-36	-	-	50	-	-	(48)	2	-	2

Total transactions with shareholders		10,226	(203)	50	-	-	(22,868)	(12,795)	-	(12,795)

Closing balance as of March 31, 2012		484,133	(203)	8,542	(3,835)	(139,554)	1,169,997	1,519,080	9,347	1,528,427

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
			Other reserves
	Note	Share capital	Other sundry reserves	Currency translation reserve	Cash flow hedging reserve	Retained earnings	Parents ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at January 1, 2011		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	26	-	-	-	-	97,235	97,235	126	97,361
Other comprehensive income		-	-	38	22,285	-	22,323	166	22,489

Total comprehensive income		-	-	38	22,285	97,235	119,558	292	119,850

Transactions with shareholders
Equity issuance	36	7,505	-	-	-	-	7,505	-	7,505
Dividends	26	-	-	-	-	(29,170)	(29,170)	-	(29,170)
Increase (decrease) through transfers and other changes, equity	26-36	-	937	-	-	-	937	21	958

Total transactions with shareholders		7,505	937	-	-	(29,170)	(20,728)	21	(20,707)

Closing balance as of March 31, 2011		460,949	6,400	(4,219)	(84,765)	1,017,279	1,395,644	3,559	1,399,203

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		March 31,
	Note	2012	2011
		ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		1,530,702	1,348,909
Other cash receipts from operating activities		17,709	24,864
Payments for operating activities
Payments to suppliers for goods and services		(1,142,832)	(1,027,691)
Payments to and on behalf of employees		(271,583)	(240,775)
Other payments for operating activities		(18,000)	(18,000)
Interest paid		(1,242)	(357)
Interest received		4,006	3,260
Income taxes refunded (paid)		(2,908)	(3,163)
Other cash inflows (outflows)		5,140	(854)

Net cash flows from operating activities		120,992	86,193

Cash flows used in investing activities
Cash flows used for acquisition of subsidiaries		-	(3,541)
Other cash receipts from sales of equity or debt instruments of other entities		-	4,581
Amounts raised from sale of property, plant and equipment		42	-
Purchases of property, plant and equipment		(265,274)	(419,998)
Purchases of intangible assets		(8,739)	(2,711)
Interest received		596	928
Other cash inflows (outflows)		-	98

Net cash flow used in investing activities		(273,375)	(420,643)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		10,226	7,505
Payments to acquire or redeem the shares of the entity		(203)	-
Amounts raised from long-term loans		83,423	234,692
Amounts raised from short-term loans		75,000	-
Loans repayments		(132,689)	(137,403)
Payments of finance lease liabilities		(22,416)	(10,388)
Dividends paid		(85,041)	(125,000)
Interest paid		(26,822)	(28,713)
Other cash inflows (outflows)		53,085	48,588

Net cash flows from (used in) financing activities		(45,437)	(10,719)

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(197,820)	(345,169)
Effects of variation in the exchange rate on cash and cash equivalents		(18)	12

Net increase (decrease) in cash and cash equivalents		(197,838)	(345,157)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	374,407	631,052

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	176,569	285,895

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

NOTE 1 - GENERAL INFORMATION

Lan Airlines S.A. (the “Company” or “LAN”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Valparaíso Stock Exchange, the Chilean Electronic Exchange and the Santiago Stock Exchange; it is also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia and Ecuador and a series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

On August 13, 2010, LAN Airlines S.A. and TAM S.A. (TAM) announced they have signed a non-binding Memorandum of Understanding (MOU) in which the companies agree to proceed with their intention of carrying out their operations jointly under one parent company, to be named LATAM Airlines Group S.A. (“LATAM”). The proposed partnership of LAN with TAM would be within the world’s 10 largest airline groups. LATAM will provide transport services for passengers and cargo to more than 115 destinations in 23 countries, operating with a fleet of over 300 aircraft, with over 40,000 employees. Both airlines will continue operating independently with their current operating licenses and brands. Within the group, TAM will continue operating as a Brazilian company with its own structure. The current holding of LAN Airlines S.A. will operate as an independent business unit within the group. On October 20, 2010, LAN and TAM announced that the operating subsidiaries of TAM had presented the structure of the transaction to the Brazilian Civil Aviation Agency (ANAC), which was approved by this agency on March 01, 2011.

On January 18, 2011 the parties of the MOU (1) and Mrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Olivera Amaro and Joao Francisco Amaro (“Amaro Family”), as the only shareholders of TEP, signed (a) an Implementation Agreement and (b) a binding Exchange Offer Agreement (“Contracts Signed”) containing the final terms and conditions of the proposed partnership between LAN and TAM.

(1) On August 13, 2010 LAN reported as a significant matter to the Superintendency of Securities and Insurance that LAN, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the last two, “Cueto subsidiaries”), TAM S.A. (“TAM”) and TAM Empreendimentos e Participacoes S.A. (“TEP”) signed a non-binding Memorandum of Understanding (“MOU”) for which the primary terms were outlined.

On September 21, 2011, the Court of Defense of Free Competition (“TDLC”) approved the merger between LAN and TAM, establishing fourteen mitigation measures. On October 3, 2011, LAN and TAM filed an appeal to the Supreme Court objecting three of the mitigation measures. On April 5, 2012, the Supreme Court accepted the TLDC resolution rejecting the appeal filed by both companies.

On December 21, 2011, the Board of LAN cited a special meeting of shareholders, citation was performed November 11, 2011, in which LAN shareholders approved, among others, the following matters:

(a)  The merger of LAN with Sister Holdco S.A. and Holdco II S.A. and companies (the “Absorbed Companies”), two companies specially constituted for the purpose of the association between LAN and TAM;

(b)The change of name and the other transactions contemplated in contracts.

(c) The increase in capital by US$ 1,465,372,970.09 by issuing 147,355,882 common shares without par value of which:

(i) US$ 1,417,639,617.60 through the issue of 142,555,882 shares, which are intended to be exchanged for shares of the Absorbed Companies as a result of the proposed merger, at a rate of 0.9 new shares of LAN for each share that is fully subscribed and paid for each of the Absorbed Companies, and that belongs to shareholders other than LAN. The shares that LAN holds in the acquired companies at the time of the merger, shall have no effect;

(ii) US$ 47,733,352.49 through the issuance of 4,800,000 shares, which will go towards compensation plans for employees of the Company and its subsidiaries, as provided in Article 24 of the Corporations Law.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur 901, Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law 18,045 the Corporations Law 18,046 and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (SEC) with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliários (“CVM”) of that country, as it pertains to the issuance of Brazilian Depositary Receipts (“BDRs”).

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Act of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and Inversiones Nueva Costa Verde Aeronáutica Limitada, owns 33.84% of the shares issued by the Company, and is the controller of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that despite not meeting the majority of votes at shareholders’ meeting or having the power to elect a majority of the directors of the Company, there is a decisive influence in its administration.

As of March 31, 2012, the Company had a total of 1,667 registered shareholders, and 2.8% of the Company’s share capital was in the form of ADRs.

For the quarter ended March 31, 2012 the Company had an average of 22,029 employees, ending the period with a total of 22,161 people, with 4,224 in administration, 3,061 in maintenance, 6,266 in operations, 3,739 cabin crew, 2,017 pilots, and 2,854 in sales.

The significant operating subsidiaries included in these consolidated financial statements are as follows:

a) As of March 31, 2012
							Statement of financial position			Results for the period
				As of March 31, 2012			As of March 31, 2012			ended March 31, 2012
				Direct	Indirect	Total
		Country	Functional	ownership	ownership	ownership				Net
Tax No.	Company	of origin	Currency	interest	interest	interest	Assets	Liabilities	Equity	Income
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division de Servicios Terrestres S.A. (*)	Chile	US$	99.9900	0.0100	100.0000	3,142	1,853	1,289	504
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	66,034	33,524	32,510	1,031
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (**)	Chile	US$	99.8361	0.1639	100.0000	509,438	561,310	(52,441)	(18,202)
Foreign	Lan Peru S.A.	Peru	US$	49.0000	21.0000	70.0000	167,724	153,560	14,164	3,255
Foreign	Lan Chile Investments Limited and Subsidiaries (**)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,236	(817)	1
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	801,174	375,525	425,649	3,619
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	352	2,237	(1,885)	(8)
Foreign	Prime Airport Services Inc. and Subsidiary (**)	U.S.A	US$	0.0000	100.0000	100.0000	13,369	20,343	(6,974)	(994)
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	347,192	115,471	231,721	(558)
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	-	603	(603)	-
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	-	2,798	(2,798)	(4)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	27,258	12,409	14,849	643
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	404	10	394	(1)
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	80	216	(136)	(4)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (**)	Bahamas	US$	0.0000	100.0000	100.0000	154,183	185,331	(33,303)	(2,310)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (**)	Chile	CLP	0.0000	100.0000	100.0000	69,083	76,201	(6,686)	(3,955)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (**)	Chile	CLP	99.7100	0.0000	99.7100	17,227	9,229	7,965	1,376

(*)	Comercial Masterhouse S.A., in July 2010, changed its name to Lantours División de Servicios Terrestres S.A.
(**)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.

b) As of December 31, 2011

							Statement of financial position			Results for the period
				As of December 31, 2011			As of December 31, 2011			ended March 31, 2011
				Direct	Indirect	Total
		Country	Functional	ownership	ownership	ownership				Net

Tax No.	Company	of origin	Currency	interest	interest	interest	Assets	Liabilities	Equity	Income
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$

96.518.860-6	Lantours Division de Servicios Terrestres S.A. (*)	Chile	US$	99.9900	0.0100	100.0000	2,534	1,749	785	91

96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	65,580	34,101	31,479	990

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (**)	Chile	US$	99.8361	0.1639	100.0000	464,789	502,284	(41,935)	(4,117)

Foreign	Lan Peru S.A.	Peru	US$	49.0000	21.0000	70.0000	139,888	128,979	10,909	35

Foreign	Lan Chile Investments Limited and Subsidiaries (**)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,420	5,238	(818)	983

93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	765,829	343,799	422,030	6,945

Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	346	2,223	(1,877)	(2)

Foreign	Prime Airport Services Inc. and Subsidiary (**)	U.S.A	US$	0.0000	100.0000	100.0000	9,965	15,945	(5,980)	(253)

96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	348,943	116,663	232,280	11,227

96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	-	566	(566)	-

Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	-	2,794	(2,794)	(3)

96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	24,692	11,372	13,320	(517)

96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	380	8	372	(1)

Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	82	216	(134)	(3)

Foreign	Lan Cargo Overseas Limited and Subsidiaries (**)	Bahamas	US$	0.0000	100.0000	100.0000	162,002	189,614	(30,990)	(750)

96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (**)	Chile	CLP	0.0000	100.0000	100.0000	67,194	69,671	(2,477)	(3,391)

96.575.810-0	Inversiones Lan S.A. and Subsidiaries (**)	Chile	CLP	99.7100	0.0000	99.7100	14,299	7,821	6,478	582

(*)	Comercial Masterhouse S.A., in July 2010, changed its name to Lantours División de Servicios Terrestres S.A.
(**)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include non-controlling interest.

Additionally, the Company has proceeded to consolidate certain special purpose entities according to standards issued by the Standing Interpretations Committee of the International Accounting Standards: Consolidation - Special Purpose Entities (“SIC 12”) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2011 and March 31, 2012, are detailed below:

(1)	Incorporation or acquisition of companies

-	AEROASIS S.A., direct subsidiary of Lan Pax Group S.A, was acquired in February 2011. (See Note 39)

(2) Disposal of companies

-	Blue Express INTL Ltda. and subsidiary, direct subsidiary of Lan Cargo S.A., were sold according to a purchase agreement signed on April 6, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.      Preparation

The consolidated financial statements of Lan Airlines S.A. are for the period ended March 31, 2012 and have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These consolidated interim financial statements have been prepared under IAS 34.

In order to facilitate comparison, there have been some minor reclassifications to the consolidated financial statements for the previous year.

(a)      At the date of these consolidated financial statements, the following accounting pronouncements were adopted by the Company, with application effective as of January 1, 2012:

Mandatory application:
annual periods
Standards and amendments	beginning on or after

Amendment to IFRS 1: First-time adoptions	07/01/2011

Amendment to IFRS 7: Financial Instruments: Disclosures	07/01/2011

Amendment to IAS 12: Income tax	01/01/2012

The adoption of the standards, amendments and interpretations described above have not had a significant impact on the Company’s consolidated financial statements.

(b)  Accounting pronouncements with applications effective as of January 1, 2013 and following:

Mandatory application:
annual periods
Standards and amendments	beginning on or after

Amendment to IAS 1: Presentation of financial statements	07/01/2012

IAS 27: Separate financial statements	01/01/2013

Amendment to IAS 28: Investments in associates and join ventures	01/01/2013

IFRS 10: Consolidated financial statements	01/01/2013

IFRS 11: Joint arrangements	01/01/2013

IFRS 12: Disclosures of interests in other entities	01/01/2013

IFRS 13: Fair value measurement	01/01/2013

Amendment to IAS 19: Employee benefits	01/01/2013

IFRS 9: Financial instruments	01/01/2015

Mandatory application:
annual periods
Interpretation	beginning on or after

IFRIC 20: Stripping costs in the production phase of mine	01/01/2013

The Company’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company has not early adopted any of the above standards.

2.2.    Consolidation

(a)  Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled.

The Company uses the acquisition-cost method or purchase accounting for the purchase of subsidiaries. The cost of acquisition is the fair value of the assets delivered, the equity instruments issued and the liabilities incurred or assumed on the exchange date. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the non-controlling interests. The excess of the acquisition cost over the fair value of the Company’s holding in the net identifiable assets acquired is shown as goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.6).

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

(b)  Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)  Investees or associates

Investees or associates are all entities over which Lan Airlines S.A. and Subsidiaries have a significant influence but has no control, this usually arises from a holding of between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recorded at their cost.

The participation of Lan Airlines S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post acquisition movements in reserves of investees or associates are shown in reserves.

Post-acquisition movement is adjusted against the carrying amount of the investment. When the participation of Lan Airlines S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non guaranteed account receivable, Lan Airlines S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

Gains or losses for dilution in investees or associates are shown in the consolidated statement of income.

2.3.	Foreign currency transactions

(a)  Presentation and functional currencies

The items included in the financial statements of each of the entities of Lan Airlines S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of Lan Airlines S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

(b)  Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income.

(c)  Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates,

(iii)	All the resultant exchange differences are shown as a separate component in net equity.

In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate.

2.4.	Property, plant and equipment

The land of Lan Airlines S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment is shown, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss, except for certain land and minor equipment that are reassessed at first adoption, according to IFRS.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets

Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible assets when they have met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually and when there are indications that the carrying value may not be recoverable. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income and expenses.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are subjected to a test once per year to check that there has been no reversal of the loss.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and accounts receivable and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated as at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as cash and cash equivalents, held for trading, and other financial assets, designated on initial recognition.

(b)	Loans and accounts receivable

Loans and accounts receivable are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

(c)  Financial assets held to maturity

Financial assets held to maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and capacity to hold until their maturity. Should the Company sell a not-insignificant amount of the financial assets held to their maturity, the whole category is reclassified as available for sale. These financial instruments held to maturity are included in non-current assets, except for those maturity equal to or less than 12 months from the consolidated statement of financial position, which are classified as other current financial assets.

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method. Held to maturity investments are carried at amortized cost using the effective interest rate.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss. For the case of financial assets held to maturity, if there is any evidence of impairment, the amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly-probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as an other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as other financial assets or liabilities, current in the case that their remaining maturity is less than 12 months and non-current in the case that it is more than 12 months.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses).

In the case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as Other gains (losses).

(c)	Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in Other gains (losses).

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method. The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and easily liquidated investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds obtained.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost and are valued according to the method of the effective interest rate.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Deferred taxes

Deferred taxes are calculated on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the end of the reporting period, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The Company does not record deferred tax on temporary differences arising on investments in subsidiaries and associates, provided that the opportunity to reverse the temporary differences is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the actuarial value of the accrued cost, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results for the period when they occur.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognised when:

(i)	The Company has a present legal or implicit obligation as a result of past events.

(ii)	It is probable that some payment is going to be necessary to settle an obligation, and

(iii)	The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company’s best estimates. The pre-tax discount rate used for determining the present value reflects current market evaluations on the date of the consolidated financial statements, time value of money, as well as the specific risks related to the liability in question.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

(ii)	Frequent flyer program

The Company currently has a frequent flyer program called Lan Pass, whose objective is customer loyalty through the delivery of kilometers fly with the Company or its alliance partners in certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)  Interest income

Interest income is booked using the effective interest rate method.

(c)  Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)        When the Company is the lessee – financial lease

The Company leases certain property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are capitalized at the start of the lease at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)        When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets (or disposal groups) classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled major maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed in terms of cycles and flight hours.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivatives to hedge part of these risks.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

(i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all of these risks, the Company operates with derivative instruments to fix or limit rises in the underlying assets.

(i)	Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (“OPEC”), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid assets and therefore have advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

During first quarter 2012, the Company booked gains of US$ 13.6 million on fuel hedging. During the same period 2011, the Company recognized gains of US$ 22.0 million for the same reason.

At March 31, 2012, the market value of its fuel positions amounted to US$ 27.5 million (positive). At December 31, 2011, this market value was US$ 30.6 million (positive). The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of March 31, 2012 (*)	Maturities

	Q212	Q312	Q412	Total

Volume (thousands of barrels WTI)	1,992	1,245	612	3,849
Contracted future price (US$ per barril)(**)	99	101	115	102

Total (ThUS$)	197,208	125,745	70,380	392,598

Approximate percentage of hedge
(of expected consumption value)	58%	34%	15%	34%

(*)The volume shown in the table considers all the hedging instruments (swaps and options) in Brent and WTI.

(**)Weighted average between collars and asset options corresponds to equivalent WTI.

Positions as of December 31, 2011 (*)	Maturities
	Q112	Q212	Q312	Total

Volume (thousands of barrels WTI)	1,800	1,134	693	3,627
Contracted future price (US$ per barril)(**)	95	92	92	93

Total (ThUS$)	171,000	104,328	63,756	337,311

Approximate percentage of hedge
(of expected consumption value)	50%	33%	19%	34%

(*)The volume shown in the table considers all the hedging instruments (swaps and options) in WTI.

(**)Weighted average between collars and asset options correspond to equivalent WTI.

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, this drop also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

As the current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the fourth quarter of 2012. The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI and BRENT crude futures benchmark price at March 31, 2012 and the end of December 31, 2011.

	Positions as of March 31, 2012	Positions as of December 31, 2011
Benchmarck price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+ 5	+13.9	+16.5
-5	-12.8	-13.8

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes consumed.

According to the requirements of IAS 39, during the presented period, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

Given the fuel hedge structure during the first quarter 2012, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average), would have meant a decrease of approximately US$ 7.89 million in the cost of total fuel consumption for the same period.

For the first quarter 2012, a vertical rise by US$ 5 in the WTI benchmark price (the monthly daily average) would have meant an impact of approximately US$ 7.88 million of increased fuel costs for the first quarter 2012.

(ii)	Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised in periods of economic expansion). The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company’s debt at floating interest rates and its investments.

Cash flow interest rate risk equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company’s exposure to risks of changes in market interest rates is mainly related to long-term obligations with variable interest rates.

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts in order to eliminate more than 80% of its exposure to interest-rate fluctuations. The Company is therefore exposed to a small portion of the fluctuations in the 90 days, 180 days and 360 days London Inter Bank Offer Rate (LIBOR).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	Positions as of March 31, 2012	Positions as of December 31, 2011
Increase (decrease)	effect on pre-tax earnings	effect on pre-tax earnings
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-3.83	-3.06
-100 basis points	+3.83	+3.06

Changes in market conditions produce a change in the valuation of current financial instruments hedging interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve.

Increase (decrease)	Positions as of March 31, 2012	Positions as of December 31, 2011
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	38.50	40.70
-100 basis points	(40.70)	(43.20)

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market because the levels indicated by the futures curves are not necessarily met and will change in each period.

In accordance with the requirements of IAS 39, during the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii)	Local exchange-rate risk:

The functional currency used by the parent Company is the US dollar in terms of setting prices for its services, the composition of its statement of financial position and effects on its operating income. The Company sells most of its services in US dollars or prices equivalent to the US dollar, and a large part of its expenses are denominated in US dollars or equivalents to the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In Chile and Argentina, tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in US dollar. The Company is therefore exposed to fluctuations in the different currencies, mainly: Chilean peso, Argentine peso, Uruguayan peso, Euro, Peruvian sol, Brazilian real, Colombian peso, Australian dollar and New Zealand dollar.

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as cash and cash equivalents and as investments held to maturity.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by IATA (International Air Transport Association), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (BSP), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The Company’s policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2012

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	4,025	12,076	32,197	32,208	56,412	136,918	Quarterly	5.69%	110,609	5.01%
		Lan Airlines S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	19,775	48,694	46,593	16,805	-	131,867	Quarterly	4.52%	126,116	4.52%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	4,229	12,668	31,568	15,601	25,342	89,408	Quarterly	4.76%	76,452	4.31%
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	19,720	59,208	159,370	161,606	232,348	632,252	Quarterly	4.31%	543,286	3.85%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	5,609	16,834	44,826	44,737	107,761	219,767	Quarterly	3.64%	184,995	3.53%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	11,598	34,837	93,941	95,718	256,057	492,151	Quarterly	2.54%	437,410	2.25%
		Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	5,480	16,419	44,353	45,201	137,461	248,914	Quarterly	1.19%	235,060	1.05%
		Lan Airlines S.A.	Chile	0-E	J P MORGAN	U.S.A.	US $	4,725	14,175	38,428	39,322	138,218	234,868	Quarterly	1.10%	222,144	0.95%
		Lan Airlines S.A.	Chile	0-E	BTMU	U.S.A.	US $	2,919	8,745	23,711	24,253	87,085	146,713	Quarterly	1.45%	135,657	1.30%
		Lan Airlines S.A.	Chile	0-E	APPLE BANK	U.S.A.	US $	1,439	4,290	11,642	11,926	43,338	72,635	Quarterly	1.50%	67,120	1.35%

Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	7,359	20,396	42,054	36,435	7,460	113,704	Quarterly	3.93%	104,296	3.73%
		Lan Airlines S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	3,839	11,569	36,301	30,964	38,283	120,956	Quarterly	1.50%	113,970	1.50%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	2,009	6,028	41,828	16,075	22,103	88,043	Quarterly	4.92%	74,753	4.42%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US $	1,788	5,491	5,680	-	-	12,959	Quarterly	1.47%	12,765	1.47%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	15,581	46,694	124,539	124,510	96,127	407,451	Quarterly	5.29%	349,160	4.70%

Loans to exporters	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	12,704	-	-	-	-	12,704	Semiannual	2.35%	12,500	2.35%
		Lan Airlines S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US $	-	30,335	-	-	-	30,335	Semiannual	2.21%	30,000	2.21%
		Lan Airlines S.A.	Chile	76,645,030-K	ITAU	Chile	US $	75,138	-	-	-	-	75,138	Quarterly	1.31%	75,000	1.31%
		Lan Airlines S.A.	Chile	97.032.000-8	BBVA	Chile	US $	-	61,297	-	-	-	61,297	Annual	2.21%	60,000	2.13%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	1,082	1,888	206,498	-	-	209,468	-	2.47%	206,074	2.47%
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	413	446	45,507	-	-	46,366	Semiannual	1.82%	44,848	1.81%

Other loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A.	US $	-	6,566	342,277	-	-	348,843	-	2.08%	340,914	2.08%
		Lan Airlines S.A.	Chile	-	OTHERS	-	US $	-	3,864	30,948	27,089	-	61,901	Quarterly	2.28%	58,960	2.28%

Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	9,796	30,993	69,525	36,272	5,406	151,992	-	-	147,200	-

Non-hedging derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	1,329	3,806	8,788	614	-	14,537	-	-	14,094	-

Accounts payable and other accounts payables	-	Lan Airlines S.A. and subsidiaries
			Several	-	sundry	-	US $	288,632	23,634	-	-	-	312,266	-	-	312,266	-
							CLP	58,770	-	-	-	-	58,770	-	-	58,770	-
							Others	171,402	-	-	-	-	171,402	-	-	171,402	-

Accounts payable, non-current	-	Lan Airlines S.A. and subsidiaries	Several	-	sundry	-	US $	-	-	18,000	-	-	18,000	-	-	18,000	-

Accounts payable related parties	-	Lan Airlines S.A. and subsidiaries	Several	78.591.370-1	Bethia S.A. and subsidiaries	-	CLP	104	-	-	-	-	104	-	-	104	-
			Several	Foreing	Inversora Aeronaútica
					Argentina	-	US $	135	-	-	-	-	135	-	-	135	-

	Total							729,600	480,953	1,498,574	759,336	1,253,401	4,721,864			4,344,060

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2011

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	4,025	12,076	32,192	32,213	60,438	140,944	Quarterly	5.69%	113,193	5.01%
		Lan Airlines S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	21,249	61,560	67,744	33,826	7,228	191,607	Quarterly	4.05%	182,041	4.05%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	15,633	46,900	125,060	106,833	124,408	418,834	Quarterly	5.18%	354,360	4.61%
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	19,616	59,263	159,420	161,548	252,865	652,712	Quarterly	4.27%	557,517	3.81%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	5,615	16,828	44,837	44,749	113,352	225,381	Quarterly	3.64%	188,942	3.53%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	13,585	41,065	110,232	111,306	290,463	566,651	Quarterly	2.94%	497,707	2.61%
		Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	5,436	16,577	44,721	45,461	143,675	255,870	Quarterly	1.14%	239,882	1.01%
		Lan Airlines S.A.	Chile	0-E	J P MORGAN	U.S.A.	US $	4,692	14,329	38,755	39,580	143,763	241,119	Quarterly	1.09%	226,295	0.94%
		Lan Airlines S.A.	Chile	0-E	BTMU	U.S.A.	US $	2,227	6,817	18,434	18,807	69,085	115,370	Quarterly	1.41%	105,863	1.26%
		Lan Airlines S.A.	Chile	0-E	APPLE BANK	U.S.A.	US $	757	2,330	6,322	6,469	23,952	39,830	Quarterly	1.37%	36,541	1.22%

Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	7,332	21,559	43,281	39,703	9,324	121,199	Quarterly	3.94%	110,576	3.73%
		Lan Airlines S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	2,311	7,020	20,099	20,901	35,093	85,424	Quarterly	1.46%	79,428	1.46%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,809	6,140	19,663	-	-	27,612	Quarterly	1.85%	26,426	1.82%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US $	1,773	5,435	7,538	-	-	14,746	Quarterly	1.56%	14,481	1.56%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	4,204	12,617	33,636	33,629	14,736	98,822	Quarterly	5.22%	85,948	4.68%

Loans to exporters	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	-	12,704	-	-	-	12,704	Semiannual	2.35%	12,500	2.35%
		Lan Airlines S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US $	292	30,291	-	-	-	30,583	Semiannual	1.91%	30,000	1.91%
		Lan Airlines S.A.	Chile	97.006.000-6	BCI	Chile	US $	50,187	-	-	-	-	50,187	Quarterly	1.51%	50,000	1.51%
		Lan Airlines S.A.	Chile	97.032.000-8	BBVA	Chile	US $	-	61,297	-	-	-	61,297	Annual	2.21%	60,000	2.13%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	1,145	2,314	203,779	-	-	207,238	-	2.55%	202,899	2.35%
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	-	876	45,532	-	-	46,408	Semiannual	1.82%	44,848	1.81%

Other loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A.	US $	-	5,884	271,307	-	-	277,191	-	1.87%	269,965	1.87%
		Lan Airlines S.A.	Chile	-	OTHERS	-	US $	-	-	31,081	31,006	-	62,087	Quarterly	2.43%	58,960	2.43%

Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	10,191	28,940	70,303	41,382	8,620	159,436	-	-	154,410	-

Non-hedging derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	1,357	3,896	8,998	1,586	-	15,837	-	-	15,380	-

Accounts payable and other accounts payables	-	Lan Airlines S.A. and subsidiaries
			Several	-	sundry	-	US $	411,908	25,920	-	-	-	437,828	-	-	437,828	-
							CLP	15,408	-	-	-	-	15,408	-	-	15,408	-
							Others	78,245	-	-	-	-	78,245	-	-	78,245	-

Accounts payable, non-current	-	Lan Airlines S.A. and subsidiaries	Several	-	sundry	-	US $	-	-	36,000	-	-	36,000	-	-	36,000	-

Accounts payable related parties	-	Lan Airlines S.A. and subsidiaries	Several	96.847.880-K	Lufthansa Lan Technical Training S.A.	-	US $	147	-	-	-	-	147	-	-	147	-
			Several	96.921.070-3	Australsociedad
					Concesionaria S.A.	-	CLP	2	-	-	-	-	2	-	-	2	-
			Several	78.591.370-1	Bethia S.A. and subsidiaries	-	CLP	116	-	-	-	-	116	-	-	116	-
			Several	Foreing	Inversora Aeronaútica
					Argentina	-	US $	102	-	-	-	-	102	-	-	102	-

	Total							679,364	502,638	1,438,934	768,999	1,297,002	4,686,937			4,286,010

The Company has fuel and interest rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2011, the Company had provided US$ 117.2 million in derivative margin guarantees, for cash and stand-by letters of credit. At the end of March 31, 2012, the Company had provided US$ 112.0 million in guarantees for cash and stand-by letters of credit. The decrease was due at maturity and fuel purchase contracts and rates, and changes in fuel prices and interest rates

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its costs.

In order to maintain or adjust the capital structure, the Company may adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the adjusted leverage ratio, in line with industry practice. This index is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Capital is the amount of net equity without the impact of the market value of derivatives, plus net adjusted debt.

Currently the Company’s strategy, which has not changed since 2007, has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). The leverage ratios as of March 31, 2012, and December 31, 2011, were as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Total financial loans	3,866,288	3,788,272
Last twelve months Operating lease payment x 8	1,408,040	1,393,576
Less:
Cash and marketable securities	(276,777)	(472,499)

Total net adjusted debt	4,997,551	4,709,349

Net Equity	1,519,080	1,445,324
Cash flow hedging reserve	139,554	140,556

Adjusted equity	1,658,634	1,585,880

Total adjusted debt and equity	6,656,185	6,295,229

Adjusted leverage	75.1%	74.8%

3.3. Estimates of fair value

At March 31, 2012, the Company maintained financial instruments that should be recorded at fair value. These include:

Investments in short-term Mutual Funds (cash equivalent),

Interest rate derivative contracts,

Fuel derivative contracts,

Currency derivative contracts, and

Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value at March 31, 2012 depending on the level of information used in the assessment:

	Fair value At March 31, 2012	Fair value measurements using values considered as
		Level I	Level II	Level III

	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Short-term mutual funds	97,960	97,960	-	-
Fair value of interest rate derivatives	44	-	44	-
Fair value of fuel derivatives	27,473	-	27,473	-
Private investment funds	62,870	62,870	-	-
Liabilities
Fair value of interest rate derivatives	151,992	-	151,992	-
Fair value of foreign currency derivatives	161	-	161	-
Interest rate derivatives not accounted for as hedging instruments	13,554	-	13,544	-

Additionally, at March 31, 2012, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2012		As of December 31, 2011
	Book value	Fair value	Book value	Fair value

	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents
Cash on hand	5,971	5,971	4,605	4,605
Bank balance	22,776	22,776	17,013	17,013
Overnight	45,053	45,053	46,028	46,028
Time deposits	4,809	4,809	150,427	150,427
Other financial assets
Domestic and foreign bonds	37,338	40,277	37,359	40,250
Other financial assets	117,460	117,460	120,225	120,225
Trade and other accounts receivable current and accounts receivable non-current	549,466	549,466	538,846	538,846
Accounts receivable from related entities	851	851	838	838

Other financial liabilities	3,591,483	3,723,612	3,516,307	3,665,661
Trade and other accounts payables,	648,137	648,137	645,086	645,086
Accounts payable to related entities	239	239	367	367
Accounts payable, non-current	338,339	338,339	354,930	354,930

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a)	The evaluation of possible impairment losses for certain assets.

(b)	The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the year end, corresponding to the valuation of kilometers credited to holders of the Lan Pass loyalty card which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

NOTE 5 – SEGMENTAL INFORMATION

The Company reports information by segments as established in IFRS 8 “Operating segments”. This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers.

An operating segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in making decisions with respect to the assignment of resources and evaluation of results.

The Company has determined that it has only one operating segment: air transportation.

	Air transport segment
	For the periods ended March 31,

	2012	2011

	ThUS$	ThUS$

Income from ordinary activities and other operating income	1,536,682	1,364,874

Interest income	3,511	5,607
Interest expense	(36,700)	(35,913)

Total net interest expense	(33,189)	(30,306)

Depreciation and amortization	(106,486)	(95,404)
Segment profit	76,067	97,235
Earnings on investments	(383)	(53)
Expenses for income tax	(14,483)	(20,231)

Assets of segment	7,688,022	6,898,785
Investments in associates	615	540
Purchase of non-monetary assets	274,013	422,709

The Company’s revenues by geographic area are as follows:

	For the periods ended March 31,

	2012	2011

	ThUS$	ThUS$

Peru	136,565	115,783
Argentina	206,108	139,961
USA	289,825	265,581
Europe	139,127	125,325
Colombia	90,170	88,125
Chile	399,203	349,047
Others (*)	275,684	281,052

Total (**)	1,536,682	1,364,874

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

(*)   Includes the rest of Latin America and Asia Pacific.

(**) Includes operating revenues and other operating income.

NOTE 6 – CASH AND CASH EQUIVALENTS

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Cash
Cash on hand	5,971	4,605
Bank balances	22,776	17,013
Overnight	45,053	46,028

Total Cash	73,800	67,646

Cash equivalents
Time deposits	4,809	150,427
Mutual funds	97,960	156,334

Total cash equivalents	102,769	306,761

Total cash and cash equivalents	176,569	374,407

Cash and cash equivalents are denominated in the following currencies at March 31, 2012, and December 31, 2011:

Currency	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

US Dollar	90,252	158,313
Chilean peso (*)	14,162	148,274
Euro	2,247	5,688
Argentine peso (*)	40,325	20,020
Brazilian real	3,195	6,616
Colombian peso	3,209	7,668
Other currencies	23,179	27,828

Total	176,569	374,407

(*)  The Company has no currency derivative contracts (forward exchange controls) outstanding at March 31, 2012 (ThUS$ 110,339 at December 31, 2011), for conversion into dollars of investments in chilean pesos. For currency derivative contracts, for conversion into dollars of investments in argentine pesos, the Company has contracts in effect at March 31, 2012 of ThUS$ 4,559.

In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. At March 31, 2012 the amount subject to such restrictions in dollar terms is ThUS$ 18,974 (ThUS$ 23,914 at December 31, 2011).

The Company has no significant non-monetary transactions that should be reported.

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of March 31, 2012

Assets	Held to maturity	Loans and accounts receivable	Hedging derivatives	Held to trading	Designated as at fair value through profit and loss on initial recognition	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	-	78,609	-	97,960	-	176,569
Other financial assets (*)	37,338	91,739	27,517	-	62,870	219,464
Trade and other current accounts receivable	-	542,393	-	-	-	542,393
Current accounts receivable from related parties	-	851	-	-	-	851
Non-current other financial assets (*)	508	25,213	-	-	-	25,721
Non-current accounts receivable	-	7,073	-	-	-	7,073

Total	37,846	745,878	27,517	97,960	62,870	972,071

Liabilities			Other Financial liabilities	Hedging derivatives	Held to trading	Total
			ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities			561,066	40,951	4,797	606,814
Trade and other accounts payables			648,137	-	-	648,137
Current accounts payable to related parties			239	-	-	239
Non-current other financial liabilities			3,030,417	111,202	8,757	3,150,376
Non-current accounts payable			338,339	-	-	338,339

Total			4,578,198	152,153	13,554	4,743,905

(*)   The value presented in held to maturity corresponds, mainly, to domestic and foreign bonds; designated as at fair value through profit and loss on initial recognition corresponds to private investment funds; and loans and accounts receivable corresponds to guarantees given.

As of December 31, 2011

Assets	Held to maturity	Loans and accounts receivable	Hedging derivatives	Held to trading	Designated as at fair value through profit and loss on initial recognition	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	-	218,073	-	156,334	-	374,407
Other financial assets (*)	37,359	98,392	31,319	-	167,070	334,140
Trade and other current accounts receivable	-	531,355	-	-	-	531,355
Current accounts receivable from related parties	-	838	-	-	-	838
Non-current other financial assets (*)	508	21,325	-	-	-	21,833
Non-current accounts receivable	-	7,491	-	-	-	7,491

Total	37,867	877,474	31,319	156,334	167,070	1,270,064

Liabilities			Other Financial liabilities	Hedging derivatives	Held to trading	Total
			ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities			537,334	40,016	4,907	582,257
Trade and other accounts payables			645,086	-	-	645,086
Current accounts payable to related parties			367	-	-	367
Non-current other financial liabilities			2,978,973	120,304	9,859	3,109,136
Non-current accounts payable			354,930	-	-	354,930

Total			4,516,690	160,320	14,766	4,691,776

(*)    The value presented in held to maturity corresponds mainly to domestic and foreign bonds; and designated as at fair value through profit and loss on initial recognition corresponds to private investment funds; and loans and accounts receivable corresponds to guarantees given.

7.2.	Financial instruments by currency

a) Assets	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Cash and cash equivalents	176,569	374,407
US Dollar	90,252	158,313
Chilean Peso	14,162	148,274
Euro	2,247	5,688
Argentine Peso	40,325	20,020
Brazilian Real	3,195	6,616
Colombian Peso	3,209	7,668
Others	23,179	27,828

Other financial assets	245,185	249,636
US Dollar	233,417	241,008
Brazilian Real	5,799	3,066
Colombian Peso	4,555	4,175
Others	1,414	1,387

Trade and other current accounts receivable	542,393	531,355
US Dollar	353,031	348,921
Chilean Peso	62,813	63,818
Euro	10,180	8,266
Argentine Peso	34,074	24,879
Brazilian Real	34,394	35,467
Australian Dollar	8,554	5,567
Colombian Peso	20,639	34,583
Others	18,708	9,854

Non-current accounts receivable	7,073	7,491
US Dollar	9	9
Chilean Peso	7,029	7,422
Others	35	60

Current accounts receivable from related parties	851	838
US Dollar	76	29
Chilean Peso	775	809

Total financial assets	972,071	1,163,727
US Dollar	676,785	748,280
Chilean Peso	84,779	220,323
Euro	12,427	13,954
Argentine Peso	74,399	44,899
Brazilian Real	43,388	45,149
Australian Dollar	8,554	5,567
Colombian Peso	28,403	46,426
Others	43,336	39,129

b) Liabilities

Liabilities information is detailed in the table within Note 3 section (c) Liquidity risk.

NOTE 8 – TRADE, OTHER ACCOUNTS RECEIVABLE AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of March 31,	As of December 31,
	2012	2011
	ThUS$	ThUS$

Trade accounts receivable	469,218	474,852
Other accounts receivable	101,791	84,519

Total trade and other accounts receivable	571,009	559,371
Less: Allowance for impairment loss	(21,543)	(20,525)

Total net trade and accounts receivable	549,466	538,846
Less: non-current portion – accounts receivable	(7,073)	(7,491)

Trade and other accounts receivable, current	542,393	531,355

The fair value of trade and other accounts receivable does not differ significantly from the book value.

There are overdue accounts receivable which are not impaired. Maturity of these accounts is as follows:

	As of March 31,	As of December 31,
	2012	2011
	ThUS$	ThUS$

Up to 3 months	5,628	10,348
Between 3 and 6 months	9,177	6,256

Total	14,805	16,604

The amounts of individually impaired trade and other accounts receivable are as follows:

	As of March 31,	As of December 31,
	2012	2011
	ThUS$	ThUS$

Judicial and pre-judicial collection	9,667	9,626
Debtors under pre-judicial collection process	5,362	4,306

Total	15,029	13,932

Currency balances that make up the trade receivables, non-current accounts receivable and accounts receivables at March 31, 2012 and December 31, 2011, are as follows:

	As of March 31,	As of December 31,
	2012	2011
Currency	ThUS$	ThUS$

US Dollar	353,040	348,930
Chilean Peso	69,842	71,240
Euro	10,180	8,266
Argentine Peso	34,074	24,879
Brazilian Real	34,394	35,467
Australian Dollar	8,554	5,567
Colombian peso	20,639	34,583
Other	18,743	9,914

Total	549,466	538,846

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment

Judicial and pre-judicial collection Assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

The movement in the allowance for impairment loss of trade accounts and other accounts receivables between January 01, 2011 and March 31, 2012 is as follows:

ThUS$

As of January 1, 2011	(22,077)
Write-offs	267
(Increase) decrease in allowance	387

Balance as of March 31, 2011	(21,423)

As of April 01, 2011	(21,423)
Write-offs	3,793
(Increase) decrease in allowance	(2,895)

Balance as of December 31, 2011	(20,525)

As of January 1, 2012	(20,525)
Write-offs	323
(Increase) decrease in allowance	(1,341)

Balance as of March 31, 2012	(21,543)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2012			As of December 31, 2011
	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	469,218	(21,543)	447,675	474,852	(20,525)	454,327
Other accounts receivable	101,791	-	101,791	84,519	-	84,519

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The accounts receivable from and payable to related entities as of March 31, 2012 and December 31, 2011, respectively, are as follows:

(a)  Accounts Receivable

			Country of	As of March 31,	As of December 31,		Transaction	Nature of
Tax No.	Related party	Relationship	origin	2012	2011	Currency	deadlines	transaction
				ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda y CPA	Controlling shareholder	Chile	4	19	CLP	30 to 45 days	Monetary
96,847,880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	76	-	US$	30 to 45 days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Others related parties	Chile	737	758	CLP	30 to 45 days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	34	32	CLP	30 to 45 days	Monetary
96.812.280-0	San Alberto S.A. y Filiales	Others related parties	Chile	-	29	US$	30 to 45 days	Monetary

	Total current assets			851	838

(b) Accounts payable

			Country	As of	As of
			of	March 31,	December 31,		Transaction	Nature of
Tax No.	Related party	Relationship	origin	2012	2011	Currency	deadlines	transaction
				ThUS$	ThUS$
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	-	147	US$	30 to 45 days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	-	2	CLP	30 to 45 days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Other related parties	Chile	104	116	CLP	30 to 45 days	Monetary
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	135	102	US$	30 to 45 days	Monetary

	Total current liabilities			239	367

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 10 – INVENTORIES

The inventories at March 31, 2012 and December 31, 2011 respectively, are detailed below:

	As of March 31,	As of December 31,
	2012	2011
	ThUS$	ThUS$

Technical stock	70,636	57,836
Non-technical stock	14,971	14,951

	85,607	72,787

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services (provided to the Company and third parties), which are valued at average cost, net of provision for obsolescence that as of March 31, 2012 amounts to ThUS$ 2,807 (ThUS$ 1,685 as of December 31, 2011). The resulting amounts do not exceed the respective net realizable values.

As of March 31, 2012, the Company recorded ThUS$ 11,736 (ThUS$ 9,711 as of March 31, 2011) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of cost of sales.

NOTE 11 – OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	December 31,	December 31,
	As of	As of
	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
(a) Other financial assets	191,947	196,484
(b) Hedging asset	27,517	31,319

Total Current	219,464	227,803

Non-current
(a) Other financial assets	25,721	21,833

Total non-current	25,721	21,833

a)   Other financial assets

Other financial assets as of March 31, 2012 and December 31, 2011, respectively, are as follows:

	December 31,	December 31,
	As of	As of
	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
Private investment funds	62,870	60,733
Domestic and foreign bonds	37,338	37,359
Guarantees for margins of derivatives	74,047	79,171
Deposits in guarantee (aircraft)	8,403	11,657
Other guarantees given	9,289	7,564

Total current	191,947	196,484

Non-current
Deposits in guarantee (aircraft)	18,752	15,498
Other guarantees given	6,461	5,827
Other investments	508	508

Total non-current	25,721	21,833

Total other financial assets	217,668	218,317

b) Hedging assets

Hedging assets as of March 31, 2012 and December 31, 2011, are as follows:

	December 31,	December 31,
	As of	As of
	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
Cash-flow hedge of interest-rate risk	44	73
Cash-flow hedge of currency risk	-	631
Cash-flow hedge of fuel-price risk	27,473	30,615

Total current	27,517	31,319

Total hedging assets	27,517	31,319

Foreign currency derivatives include the fair value of forward exchange contracts.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 20.

NOTE 12 – OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	December 31,	December 31,
	As of	As of
	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
a) Advance Payments	42,547	31,552
b) Other assets	1,102	1,159

Total current	43,649	32,711

Non-Current
a) Advance Payments	10,553	11,189
b) Other assets	4,860	4,016

Total non-current	15,413	15,205

a)   Advance payments

Advance payments as of March 31, 2012 as of December 31, 2011 are as follows:

	December 31,	December 31,
	As of	As of
	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$
Current
Aircraft insurance and other	16,983	7,954
Aircraft leases	15,636	13,196
Handling and ground handling services	2,941	2,941
Others	6,987	7,461

Total current	42,547	31,552

Non-Current
Aircraft leases	10,496	11,189
Others	57	-

Total non-current	10,553	11,189

Total advance payments	53,100	42,741

b)    Other assets

Other assets as of March 31, 2012, and December 31, 2011 are as follows:

	December 31,	December 31,
	As of	As of
	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$

Current
Contributions to SITA	841	841
Others	261	318

Total current	1,102	1,159

Non-current
Contributions to SITA	329	329
Others	4,531	3,687

Total non-current	4,860	4,016

Total other assets	5,962	5,175

NOTE 13 – NON-CURRENT ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal groups held for sale as of March 31, 2012, and December 31, 2011 are as follows:

	December 31,	December 31,
	As of	As of
	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$

Engines	2,204	2,204
Inventories on consignment	95	527
Aircraft	7,037	1,537
Scrapped aircraft	365	365
Rotables	28	28

Total	9,729	4,661

During the first quarter of 2012, a transfer of an aircraft B767-200 was made from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During the first quarter of 2012, sales were made of inventories held on consignment of the Boeing 737-200 fleet.

Item balances are shown net of provision, which as of March 31, 2012 amounted to ThUS$ 5,656 (ThUS$ 5,386 at December 31, 2011).

The Company has no discontinued operations as of March 31, 2012.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of Lan Airlines S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies, special-purpose entities and private investment funds that have been consolidated:

As of March 31, 2012

	Assets	Liabilities
	ThUS$	ThUS$

Current	456,325	623,560
Non-current	1,524,236	927,432

Total	1,980,561	1,550,992

As of December 31, 2011

	Assets	Liabilities
	ThUS$	ThUS$
Current	493,662	618,360
Non-current	1,498,840	917,171

Total	1,992,502	1,535,531

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Total operating revenues	684,073	591,169
Total expenses	(704,350)	(598,013)

Total net income	(20,277)	(6,844)

Significant subsidiaries detailed as of March 31, 2012

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significant restrictions on transferring funds to controller

Lan Perú S.A.	Peru	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.21089	Without significant restrictions

Summary financial information of significant subsidiaries

	Statement of financial position as of March 31, 2012						Results for the period ended March 31, 2012
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	167,724	151,211	16,513	153,560	152,656	904	258,161	3,255
Lan Cargo S.A.	801,174	186,214	614,960	375,525	134,893	240,632	59,312	3,619
Lan Argentina S.A.	132,815	106,904	25,911	110,341	108,732	1,609	142,912	1,811
Transporte Aéreo S.A.	347,192	237,388	109,804	115,471	27,454	88,017	87,446	(558)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	99,567	68,438	31,129	95,583	93,044	2,539	73,620	(6,512)
Aerovías de Integración Regional, AIRES S.A.	123,681	47,853	75,828	80,490	69,456	11,034	63,292	(15,854)

Significant subsidiaries detailed as of December 31, 2011

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significant restrictions on transferring funds to controller

Lan Perú S.A.	Peru	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.21089	Without significant restrictions

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2011						Results for the year ended March 31, 2011
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	139,888	124,485	15,403	128,979	128,025	954	206,937	35
Lan Cargo S.A.	765,829	188,937	576,892	343,799	122,450	221,349	52,939	6,945
Lan Argentina S.A.	136,579	108,561	28,018	114,037	112,555	1,482	110,013	480
Transporte Aéreo S.A.	348,943	237,627	111,316	116,663	26,332	90,331	94,000	11,227
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	71,598	42,369	29,229	61,102	58,726	2,376	60,699	796
Aerovías de Integración Regional, AIRES S.A.	134,983	76,936	58,047	80,271	70,112	10,159	62,003	(6,000)

NOTE 15 - EQUITY ACCOUNTED INVESTMENTS

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of March 31, 2012 and December 31, 2011, and the statements of income for the periods ended March 31, 2012,

As of March 31, 2012

	Assets	Liabilities
	ThUS$	ThUS$

Current	2,771	1,354
Non-current	402	116

Total	3,173	1,470

As of December 31, 2011

	Assets	Liabilities
	ThUS$	ThUS$

Current	2,649	721
Non-current	269	115

Total	2,918	836

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Total operating revenues	566	533
Total expenses	(723)	(590)

Sum of net income	(157)	(57)

As an investment in associates, the Company has shown its holdings in the following companies: Austral Sociedad Concesionaria S.A. and Lufthansa Lan Technical Training S.A. The Company made no investments in associates during the first quarter ended 2012.

			Percentage of ownership		Cost of investment
Company	Country of incorporation	Functional currency	As of March 31, 2012	As of December 31, 2011	As of March 31, 2012	As of December 31, 2011
			%	%	ThUS$	ThUS$

Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702

These companies do not have significant restrictions on the ability to transfer funds.

The movement of investments in associates between January 1, 2011 and March 31, 2012 is as follows:

ThUS$

Opening balance as of January 1, 2011	593

Equity accounted earnings	(53)

Total changes in investments in associated entities	(53)

Balance as of March 31, 2011	540

Opening balance as of April 01, 2011	540

Equity accounted earnings	555
Other reductions, investments in associated entities	(25)
Dividends received	(79)

Total changes in investments in associated entities	451

Closing balance as of December 31, 2011	991

Opening balance as of January 1, 2012	991

Equity accounted earnings	(79)
Dividends received	(297)

Other reductions, investments in associated entities	-

Total changes in investments in associated entities	(376)

Balance as of March 31, 2012	615

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

NOTE 16 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

Classes of intangible assets (net)	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Computer software	70,768	64,519
Other assets	363	404

Total	71,131	64,923

Classes of intangible assets (gross)	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Computer software	121,758	112,881
Other assets	808	808

Total	122,566	113,689

The movement in software and other assets between January 1, 2011 and March 31, 2012 is as follows:

	Computer software Net	Other assets Net	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2011	45,183	566	45,749
Additions	3,379	-	3,379
Withdrawals	(43)	-	(43)
Amortization	(2,426)	(41)	(2,467)

Balance as of March 31, 2011	46,093	525	46,618

Opening balance as of April 01, 2011	46,093	525	46,618
Additions	25,811	-	25,811
Withdrawals	(141)	-	(141)
Amortization	(7,244)	(121)	(7,365)

Balance as of December 31, 2011	64,519	404	64,923

Opening balance as of January 1, 2012	64,519	404	64,923
Additions	8,877	-	8,877
Amortization	(2,628)	(41)	(2,669)

Balance as of March 31, 2012	70,768	363	71,131

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 4 and 7 years.

The Company shows its intangible assets at cost, except for acquisitions by business combination, which are at fair value; and amortization is made on a straight-line basis over their estimated useful lives.

The amortization of each period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of March 31, 2012 amounts to ThUS$ 50,990 (ThUS$ 48,362 as of December 31, 2011). The accumulated amortization of other identifiable intangible assets as of March 31, 2012 amounts to ThUS$ 445 (ThUS$ 404 as of December 31, 2011).

NOTE 17 – GOODWILL

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiary at the acquisition date. Goodwill at March 31, 2012 amounted to ThUS$172,178 (ThUS$ 163,777 at December 31, 2011)

At December 31, 2011, the Company performed an impairment test based on the value in use and no impairment was identified. The testing is done at least once per year.

The value in use of those cash generating units to which goodwill has been assigned has been determined assuming that yields, occupation factors and fleet capacity are maintained at current obtainable levels. The Company projects cash flows for the initial periods based on internal budgets and extrapolates the final value of these periods based on a growth factor consistent with the long-term economic projections in the markets in which the units operate. The determined cash flows are discounted at a rate which takes into account the time value of money and risks related to those cash generating units which have not been taken into account in estimation of the units’ future cash flows.

The movement of goodwill from January 1, 2011 to March 31, 2012, is as follows:

ThUS$

Opening balance as of January 1, 2011	157,994
Additions (1)	6,736
Increase (decrease) due to exchange rate differences	(7)

Closing balance as of March 31, 2011	164,723

Opening balance as of April 01, 2011	164,723
Amendment initial recognition (2)	(820)
Increase (decrease) due to exchange rate differences	(126)

Closing balance as of December 31, 2011	163,777

Opening balance as of January 1, 2012	163,777
Increase (decrease) due to exchange rate differences	8,401

Closing balance as of March 31, 2012	172,178

(1) Corresponds to the goodwill generated by the purchase of Aeroasis S.A. (see Note 39).

(2) Corresponds to change of initial recognition goodwill generated by the purchase of the company Aerovías de Integración Regional, AIRES S.A.

NOTE 18 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of March 31, 2012	As of December 31, 2011	As of March 31, 2012	As of December 31, 2011	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Construction in progress	1,218,443	1,087,563	-	-	1,218,443	1,087,563
Land	35,673	35,673	-	-	35,673	35,673
Buildings	101,253	101,123	(23,806)	(23,185)	77,447	77,938
Plant and equipment	4,862,208	5,380,663	(1,164,436)	(1,238,678)	3,697,772	4,141,985
Own aircraft	4,397,532	4,921,907	(1,045,708)	(1,123,871)	3,351,824	3,798,036
Other	464,676	458,756	(118,728)	(114,807)	345,948	343,949
Information technology equipment	91,825	89,678	(68,757)	(67,087)	23,068	22,591
Fixed installations and accessories	65,957	64,936	(31,290)	(29,838)	34,667	35,098
Motor vehicles	3,804	3,714	(2,137)	(2,077)	1,667	1,637
Leasehold improvements	94,703	94,485	(67,840)	(62,986)	26,863	31,499
Other property, plants and equipment	1,490,796	832,772	(516,699)	(338,774)	974,097	493,998
Financial leasing aircraft	1,431,724	772,887	(488,661)	(308,805)	943,063	464,082
Other	59,072	59,885	(28,038)	(29,969)	31,034	29,916

Total	7,964,662	7,690,607	(1,874,965)	(1,762,625)	6,089,697	5,927,982

The movement in the different categories of property, plant and equipment from January 1, 2011 to March 31, 2012 is shown below:

(a) As of March 31, 2011
	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

Additions	3,175	-	941	283,491	3,560	440	166	-	246	292,019
Acquisitions through business combination	-	-	-	-	-	-	-	-	16	16
Transfers (to) from non-current assets (or disposal groups) classified as Held for Sale	(127)	-	-	(112)	(1,195)	(588)	(1)	-	(115)	(2,138)
Retirements	-	-	(4)	(1,599)	(8)	-	-	-	(24)	(1,635)
Depreciation expense	-	-	(597)	(63,536)	(1,428)	(1,094)	(49)	(4,585)	(7,483)	(78,772)
Increases (decreases) due to exchanges differences	82	-	-	(436)	44	(67)	(1)	-	(22)	(400)
Other increases (decreases)	131,482	-	1,602	(203,153)	28	1,336	-	-	203,926	135,221

Changes, total	134,612	-	1,942	14,655	1,001	27	115	(4,585)	196,544	344,311

Closing balance as of March 31, 2011	850,215	35,538	82,063	3,677,791	19,600	27,030	1,405	39,535	559,564	5,292,741

(b) As of December 31, 2011
	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of April 1, 2011	850,215	35,538	82,063	3,677,791	19,600	27,030	1,405	39,535	559,564	5,292,741

Additions	26,723	-	170	745,077	8,325	6,223	377	6,555	18,826	812,276
Disposals	-	-	(2,681)	(109,936)	(8)	-	(6)	-	(537)	(113,168)
Retirements	(150)	-	-	(3,218)	(77)	(23)	(17)	-	(308)	(3,793)
Depreciation expenses	-	-	(2,705)	(201,526)	(4,926)	(2,508)	(166)	(15,353)	(23,125)	(250,309)
Increases (decreases) due to exchanges differences	(934)	-	(95)	(335)	(107)	13	19	-	(73)	(1,512)
Other increases (decreases)	211,709	135	1,186	34,132	(216)	4,363	25	762	(60,349)	191,747

Changes, total	237,348	135	(4,125)	464,194	2,991	8,068	232	(8,036)	(65,566)	635,241

Closing balance as of December 31, 2011	1,087,563	35,673	77,938	4,141,985	22,591	35,098	1,637	31,499	493,998	5,927,982

(c) As of March 31, 2012
	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	1,087,563	35,673	77,938	4,141,985	22,591	35,098	1,637	31,499	493,998	5,927,982

Additions	9,912	-	23	130,736	2,642	964	141	422	5,490	150,330
Disposals	(11)	-	-	-	(14)	-	(1)	-	-	(26)
Transfers (to) from non-current assets (or disposal groups) classified as Held for Sale	-	-	-	(5,500)	-	-	-	-	-	(5,500)
Retirements	(894)	-	-	(1,083)	(151)	(455)	(54)	-	(828)	(3,465)
Depreciation expenses	-	-	(882)	(73,329)	(1,705)	(1,121)	(59)	(5,179)	(7,664)	(89,939)
Increases (decreases) due to exchanges differences	52	-	88	(967)	(18)	2	(10)	-	(1,734)	(2,587)
Other increases (decreases)	121,821	-	280	(494,070)	(277)	179	13	121	484,835	112,902

Changes, total	130,880	-	(491)	(444,213)	477	(431)	30	(4,636)	480,099	161,715

Closing balance as of March 31, 2012	1,218,443	35,673	77,447	3,697,772	23,068	34,667	1,667	26,863	974,097	6,089,697

(d) Composition of the fleet

Aircraft included in the Company’s property, plant and equipment:

Aircraft	Model	As of March 31,	As of December 31,
		2012	2011

Boeing 767	300ER	21	21
Boeing 767	300F	8	8
Boeing 767	200ER (*)	-	1
Airbus A318	100	10	10
Airbus A319	100	26	24
Airbus A320	200	33	33
Airbus A340	300	4	4

Total		102	101

(*) Leased to Aerovías de México S.A.; ending the first quarter of 2012 this aircraft was transferred to the line item non-current assets or groups of assets for disposal classified as held for sale.

Operating leases:

Aircraft	Model	As of March 31,	As of December 31,
		2012	2011

Boeing 767	300ER	10	10
Boeing 767	300F	4	4
Boeing 777	Freighter	2	2
Airbus A320	200	9	9
Airbus A340	300	1	1
Boeing 737	700	9	9
Bombardier	Dhc8-200	10	10
Bombardier	Dhc8-400	4	4

Total		49	49

Total fleet		151	150

(e) Method used for the depreciation of property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	3	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The depreciation charged to income in the period ended March 31, 2012, which is included in the consolidated statement of income, amounts to ThUS$ 89,939 (ThUS$ 78,772 for the period ended March 31, 2011). Depreciation charges for the year are recognized in Cost of sales and Administrative expenses in the consolidated statement of income.

f)	Additional information regarding property, plant and equipment:

i)	Property, plant and equipment pledged as guarantee:

In the period ended March 31, 2012 direct guarantees were added for two aircraft Airbus A319-100 fleet. Additionally, the Company sold its participation in the permanent establishments Quetro Leasing LLC, Codorniz Leasing Limited, Pochard Leasing LLC, Garza Leasing LLC and Caiquen Leasing LLC. Product of the above the Company eliminated direct guarantees associated with two aircraft Airbus A319-100 and seven aircraft Boeing 767-300 (six passenger aircrafts and one freighter).

Description of property, plant and equipment pledged as guarantee:

			As of March 31, 2012		As of December 31,2011
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$

Wilmington Trust Company	Aircraft and engines	Boeing 767	691,707	850,991	1,032,921	1,305,915
		Boeing 777	12,647	23,983	13,750	24,664

BNP Paribas	Aircraft and engines	Airbus A318	183,277	223,651	187,705	239,530
		Airbus A319	443,692	594,191	390,614	521,829
		Airbus A320	681,412	843,616	695,308	855,214

Credite Agricole (*)	Aircraft and engines	Airbus A319	52,390	113,470	93,019	114,376
		Airbus A320	28,347	160,794	34,530	163,746
		Airbus A340	45,379	211,523	54,491	215,978

Total direct guarantee			2,138,851	3,022,219	2,502,338	3,441,252

(*) Calyon creditor of guarantee renamed Credite Agricole

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in property, plant and equipment whose total debt at March 31, 2012 amounted to ThUS $ 654,945 (ThUS $ 316,859 at December 31, 2011). The book value of assets with indirect guarantees as of March 31, 2012 amounts to ThUS$ 754,129 (ThUS$ 504,355 as of December 31, 2011).

ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	44,752	43,626

Commitments for the acquisition of aircraft (*)	14,800,000	14,500,000

(*) According to the manufacturer’s price list.

In December 2009, the Company signed a purchase commitment with Airbus for the purchase of 30 aircraft of the A320 family with deliveries between 2011 and 2016. Later, in December 2010 the Company made another commitment to the manufacturer for the purchase of 50 A320 family aircraft with deliveries between 2012 and 2016. Additionally, in June 2011, the Company signed a contract for 20 additional aircraft of the A320 NEO family with deliveries between 2017 and 2018.

With regards to the above, as of March 31, 2012, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 88 Airbus aircraft of the A320 family to be delivered between 2012 and 2018. The approximate amount is ThUS$ 7,100,000, according to the manufacturer’s price list. Additionally, the Company has active purchase options for 4 A320 NEO aircraft.

During February, May and December 2011 purchase contracts were signed with The Boeing Company for 3, 5 and 2 B767-300 aircraft respectively.

As of March 31, 2012 and a as result of different aircraft contracts signed with The Boeing Company, 13 B767-300 aircraft remain to be delivered between 2012 and 2013, 2 B777-Freighter aircraft for delivery in 2012 and 26 B787 Dreamliner, aircraft with delivery dates from 2012. The approximate amount is ThUS$ 7,700,000, according to the manufacturer’s price list. In addition, the Company has purchase options over 1 B777- Freighter aircraft and 15 B787 Dreamliner aircraft.

The acquisition of the aircraft is part of the strategic plan for long haul fleet. This plan also means the sale of 15 aircraft model Airbus A318 between 2011 and 2013. It is estimated that this sale will have no significant impact on results. In 2011 the Company sold the first 5 aircraft. During 2012, the Company plans to sell 5 aircraft and during 2013 its plan is to sell the last 5 aircraft.

iii)	Capitalized interest costs with respect to property, plant and equipment.

		For the periods ended March 31,
		2012	2011

Average rate of capitalization of capitalized interest costs	%	3.40	4.39
Costs of capitalized interest	ThUS$	9,400	8,305

iv)	Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of March 31,	As of December 31,
			2012	2011

Bluebird Leasing LLC	Boeing 767	300F	2	2
Caiquen Leasing LLC	Boeing 767	300F	1	-
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Codorniz Leasing Limited	Airbus A319	100	2	-
Eagle Leasing LLC	Boeing 767	300ER	1	1
Garza Leasing LLC	Boeing 767	300ER	1	-
Linnet Leasing Limited	Airbus A320	200	4	4
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pochard Leasing LLC	Boeing 767	300ER	2	-
Quetro Leasing LLC	Boeing 767	300ER	3	-
Seagull Leasing LLC	Boeing 767	300F	1	1

Total			20	11

Leasing contracts where the Company acts as the lessee of aircrafts establish a 12 year term and quarterly payments of obligations.

Additionally, the lessee will have the obligations to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of March 31, 2012 the Company had twenty aircraft as financial leases (eleven aircraft as of December 31, 2011).

In the periods ended March 31, 2012, due to the sale of its participation in the permanent establishments Caiquen Leasing LLC, Codorniz Leasing Limited, Garza Leasing LLC, Pochard Leasing LLC and Quetro Leasing LLC, the Company increased its number of aircraft on lease by seven Boeing 767-300 (one freighter and six passenger aircrafts) and two A319-100. Therefore, these aircraft were reclassified from the Plant and equipment category to the category Other property plant and equipment.

The book value of assets under financial leases as of March 31, 2012 amounts to ThUS$ 943,062 (ThUS$ 464,082 as of December 31, 2011).

The minimum payments under financial leases are as follows:

As of March 31, 2012

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$

No later than one year	134,858	(20,425)	114,433
Between one and five years	437,408	(57,159)	380,249
Over five years	164,091	(7,861)	156,230

Total	736,357	(85,445)	650,912

As of December 31, 2011

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$

No later than one year	78,369	(7,622)	70,747
Between one and five years	207,365	(18,657)	188,708
Over five years	59,152	(2,078)	57,074

Total	344,886	(28,357)	316,529

NOTE 19 – INCOME TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same tax authority.

The balances of deferred taxes are as follows:

	Assets		Liabilities
Concept	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2012	2011	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(525)	(547)	325,507	338,741
Amortization	15,310	14,255	39,035	36,667
Provisions	7,286	7,036	55,566	48,681
Post-employment benefit obligations	938	865	(1,288)	(924)
Revaluation of financial instruments	-	-	(28,583)	(28,788)
Tax losses	45,275	35,300	-	-
Others	3,722	3,239	6,164	(24,752)

Total	72,006	60,148	396,401	369,625

Movements of deferred tax assets and liabilities from January 1, 2011 to March 31, 2012 are as follows:

  (a) From January 1 to March 31, 2011

	Beginning balance	Recognized in consolidated	Recognized in comprehensive	Incorporation by business			Sale of	Ending balance
	asset (liability)	income	income	combinations	Reclassifications	Others	investment	asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(290,669)	9,192	-	-	-	-	(5)	(281,482)
Amortization	(17,320)	(2,394)	-	-	-	-	-	(19,714)
Provisions	(14,889)	(796)	-	-	-	-	(388)	(16,073)
Post-employment benefit obligations	1,604	275	-	-	-	-	-	1,879
Revaluation of financial instruments	21,926	-	(4,564)	-	-	-	-	17,362
Tax losses	13,229	15,862	-	2,994	(6,832)	-	-	25,253
Others	12,191	(39,847)	(42)	-	-	(14)	(67)	(27,779)

Total	(273,928)	(17,708)	(4,606)	2,994	(6,832)	(14)	(460)	(300,554)

(b) From April 1 to December 31, 2011

	Beginning balance asset (liability)	Recognized in consolidated income	Recognized in comprehensive income	Incorporation by business combinations	Reclassification	Others	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(281,482)	(57,806)	-	-	-	-	(339,288)
Amortization	(19,714)	(6,509)	-	3,811	-	-	(22,412)
Provisions	(16,073)	(25,572)	-	-	-	-	(41,645)
Post-employment benefit obligations	1,879	(90)	-	-	-	-	1,789
Revaluation of financial instruments	17,362	-	11,426	-	-	-	28,788
Tax losses	25,253	12,854	-	(2,994)	187	-	35,300
Others	(27,779)	56,389	1,888	-	-	(2,507)	27,991

Total	(300,554)	(20,734)	13,314	817	187	(2,507)	(309,477)

(c) From January 1 to March 31, 2012

	Beginning balance	Recognized in consolidated	Recognized in comprehensive		Ending balance
	asset (liability)	income	income	Others	asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(339,288)	13,256	-	-	(326,032)
Amortization	(22,412)	(1,313)	-	-	(23,725)
Provisions	(41,645)	(6,635)	-	-	(48,280)
Post-employment benefit obligations	1,789	437	-	-	2,226
Revaluation of financial instruments	28,788	-	(205)	-	28,583
Tax losses	35,300	9,975	-	-	45,275
Others	27,991	(32,295)	(1,934)	3,796	(2,442)

Total	(309,477)	(16,575)	(2,139)	3,796	(324,395)

Deferred tax assets not recognized:	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Temporary differences	-	2,152
Tax losses	2,447	35

Total Deferred tax assets not recognized	2,447	2,187

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred income tax assets of ThUS$ 2,447 (ThUS$ 35 at December 31, 2011) in respect to losses amounting to ThUS$ 7,197 (ThUS$ 103 at December 31, 2011) that can be carried against future taxable income.

Expense (income) for deferred and current income taxes for the years ended at March 31, 2012 and March 31, 2011, respectively, are as follows:

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Expense for current income tax
Current tax expense	3,442	493
Adjustment to previous year’s current tax	(5,534)	3,187
Other current tax expense (income)	8	(1,157)

Total current tax expense, net	(2,084)	2,523

Expense for deferred income taxes
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	14,155	16,535
Reduction (increase) in value of deferred tax assets	2,412	1,173

Total deferred tax expense, net	16,567	17,708

Income tax expense	14,483	20,231

Composition of income tax expense (income):

	For the periods ended
	March 31,
	2012	2011
	ThUS$	ThUS$

Current tax expense, net, foreign	2,967	(336)
Current tax expense, net, Chile	(5,051)	2,859

Total current tax expense, net	(2,084)	2,523

Deferred tax expense, net, foreign	(8,071)	(4,720)
Deferred tax expense, net, Chile	24,638	22,428

Deferred tax expense, net, total	16,567	17,708

Income tax expense	14,483	20,231

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the periods ended
	March 31,
	2012	2011
	ThUS$	ThUS$

Tax expense using the legal rate	16,752	23,468

Tax effect of legal rate change	(1,741)	(3,566)
Tax effect of rates in other jurisdictions	(4,059)	1,782
Tax effect of non-taxable operating revenues	(11,394)	(2,325)
Tax effect of disallowable expenses	14,782	1,004
Other increases (decreases)	143	(132)

Total adjustments to tax expense using the legal rate	(2,269)	(3,237)

Tax expense using the effective rate	14,483	20,231

Reconciliation of legal tax rate to effective tax rate:

	For the periods ended
	March 31,
	2012	2011
	%	%

Legal tax rate	18.50	20.00

Effect of tax rates for legal rate change	(1.92)	(3.04)
Effect of tax rates in other jurisdictions	(4.48)	1.50
Effect of tax rate on non-taxable operating revenues	(12.58)	(1.98)
Effect of tax rate on disallowable expenses	16.33	0.86
Other increase (decrease)	0.16	(0.12)

Total adjustment to the legal tax rate	(2.49)	(2.78)

Total effective tax rate	16.01	17.22

Deferred taxes related to items charged to net equity:

	For the periods ended
	March 31,
	2012	2011
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	(2,139)	(4,606)
Aggregate deferred taxation related to items charged to net equity	-	(112)

Total deferred taxes related to items charged to net equity	(2,139)	(4,718)

Deferred tax effects of the components of other comprehensive income:

	As of March 31, 2012
	Amount before Taxes	Income tax expense (income)	Amount after Taxes
	ThUS$	ThUS$	ThUS$

Cash-flow hedges	(1,207)	205	(1,002)
Translation adjustment	(11,379)	1,934	(9,445)

		2,139

	As of March 31, 2011
	Amount before Taxes	Income tax expense (income)	Amount after Taxes
	ThUS$	ThUS$	ThUS$

Cash-flow hedges	(26,849)	4,564	(22,285)
Translation adjustment	(246)	42	(204)

		4,606

NOTE 20 – OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
(a) Bank loans	561,066	537,334
(b) Other financial liabilities	4,797	4,907
(c) Hedge liabilities	40,951	40,016

Total Current	606,814	582,257

Non-current
(a) Bank loans	3,030,417	2,978,973
(b) Other financial liabilities	8,757	9,859
(c) Hedge liabilities	111,202	120,304

Total Non-current	3,150,376	3,109,136

a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Exporters loans	178,597	153,386
Bank loans	583	379
Guaranteed obligations	263,163	310,217
Financial leases	114,433	70,747
Other loans	4,290	2,605

Total current	561,066	537,334

Non-current
Bank loans	250,900	247,725
Guaranteed obligations	1,845,676	2,159,055
Financial leases	536,479	245,782
Other loans	397,362	326,411

Total non-current	3,030,417	2,978,973

Total obligations with financial institutions	3,591,483	3,516,307

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of repricing of the loan.

Currency balances that make the interest bearing loans at March 31, 2012 and December 31, 2011, are as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

US Dollar	3,591,483	3,516,307

Total	3,591,483	3,516,307

Interest-bearing loans due in installments at March 31, 2012

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US$	2,633	8,060	23,060	25,491	51,365	110,609	Quarterly	5.69%	109,122	5.01%
		Lan Airlines S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	18,331	46,039	45,128	16,618	-	126,116	Quarterly	4.52%	126,719	4.52%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US$	3,414	10,364	26,885	12,540	23,249	76,452	Quarterly	4.76%	75,625	4.31%
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	14,418	44,253	126,243	139,085	219,287	543,286	Quarterly	4.31%	534,888	3.85%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	3,975	12,144	33,925	36,304	98,647	184,995	Quarterly	3.64%	181,220	3.53%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	9,119	27,694	77,245	82,345	241,007	437,410	Quarterly	2.54%	425,833	2.25%
		Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	4,857	14,685	40,304	41,987	133,227	235,060	Quarterly	1.19%	228,192	1.05%
		Lan Airlines S.A.	Chile	0-E	JP MORGAN	U.S.A.	US$	4,194	12,694	34,931	36,471	133,854	222,144	Quarterly	1.10%	214,171	0.95%
		Lan Airlines S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,473	7,475	20,712	21,793	83,204	135,657	Quarterly	1.45%	130,804	1.30%
		Lan Airlines S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	1,209	3,662	10,156	10,704	41,389	67,120	Quarterly	1.50%	64,796	1.35%
		Lan Airlines S.A.	Chile	0-E	SWAP Aviones llegados	-	US$	941	2,703	6,133	4,461	3,231	17,469	-	-	17,469	-

Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US$	7,365	20,961	55,227	13,499	7,244	104,296	Quarterly	3.93%	104,456	3.73%
		Lan Airlines S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	4,534	13,823	34,415	55,795	5,403	113,970	Quarterly	1.50%	114,206	1.50%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	3,695	6,430	31,421	12,892	20,315	74,753	Quarterly	4.92%	74,061	4.42%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,740	5,387	5,638	-	-	12,765	Quarterly	1.47%	12,771	1.47%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US$	11,536	35,262	100,496	110,283	91,583	349,160	Quarterly	5.29%	345,418	4.70%

Loans to exporters	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	12,500	-	-	-	-	12,500	Semiannual	2.35%	12,690	2.35%
		Lan Airlines S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	-	30,000	-	-	-	30,000	Semiannual	2.21%	30,086	2.21%
		Lan Airlines S.A.	Chile	76,645,030-K	ITAU	Chile	US$	75,000	-	-	-	-	75,000	Quarterly	1.31%	75,017	1.31%
		Lan Airlines S.A.	Chile	97.032.000-8	BBVA	Chile	US$	-	60,000	-	-	-	60,000	Annual	2.21%	60,804	2.13%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	-	-	206,074	-	-	206,074	-	2.47%	206,301	2.47%
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	-	-	44,848	-	-	44,848	Semiannual	1.82%	45,182	1.81%

Other Loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A.	US$	-	-	340,914	-	-	340,914	-	2.08%	345,205	2.08%
		Lan Airlines S.A.	Chile	-	OTROS	-	US$	-	-	32,488	26,472	-	58,960	Quarterly	2.28%	56,447	2.28%

	Total							181,934	361,636	1,296,243	646,740	1,153,005	3,639,558			3,591,483

Interest-bearing loans due in installments at December 31, 2011

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US$	2,584	7,961	22,779	25,172	54,697	113,193	Quarterly	5.69%	111,605	5.01%
		Lan Airlines S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	19,373	57,624	64,797	33,089	7,158	182,041	Quarterly	4.05%	182,875	4.05%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US$	11,515	35,377	100,266	90,741	116,461	354,360	Quarterly	5.18%	350,084	4.61%
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	14,230	43,705	124,762	137,393	237,427	557,517	Quarterly	4.27%	548,525	3.81%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	3,946	12,031	33,640	35,999	103,326	188,942	Quarterly	3.64%	184,969	3.53%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	10,285	31,428	88,005	94,388	273,601	497,707	Quarterly	2.94%	484,801	2.61%
		Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	4,822	14,611	40,108	41,767	138,574	239,882	Quarterly	1.14%	232,677	1.01%
		Lan Airlines S.A.	Chile	0-E	JP MORGAN	U.S.A.	US$	4,151	12,635	34,726	36,288	138,495	226,295	Quarterly	1.09%	217,978	0.94%
		Lan Airlines S.A.	Chile	0-E	BTMU	U.S.A.	US$	1,886	5,742	15,876	16,702	65,657	105,863	Quarterly	1.41%	102,065	1.26%
		Lan Airlines S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	643	1,957	5,440	5,740	22,761	36,541	Quarterly	1.37%	35,254	1.22%
		Lan Airlines S.A.	Chile	0-E	SWAP Aviones llegados	-	US$	969	2,770	8,887	3,792	2,021	18,439	-	-	18,439	-

Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US$	7,258	21,816	59,161	13,340	9,001	110,576	Quarterly	3.94%	110,707	3.73%
		Lan Airlines S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	3,136	9,534	25,518	41,240	-	79,428	Quarterly	1.46%	79,552	1.46%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	2,357	4,842	19,227	-	-	26,426	Quarterly	1.85%	26,467	1.82%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,716	5,303	7,462	-	-	14,481	Quarterly	1.56%	14,488	1.56%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US$	3,181	9,826	27,939	30,653	14,349	85,948	Quarterly	5.22%	85,315	4.68%

Loans to exporters	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	-	12,500	-	-	-	12,500	Semiannual	2.35%	12,615	2.35%
		Lan Airlines S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	-	30,000	-	-	-	30,000	Semiannual	1.91%	30,224	1.91%
		Lan Airlines S.A.	Chile	76,645,030-K	ITAU	Chile	US$	50,000	-	-	-	-	50,000	Quarterly	1.51%	50,065	1.51%
		Lan Airlines S.A.	Chile	97.032.000-8	BBVA	Chile	US$	-	60,000	-	-	-	60,000	Annual	2.21%	60,482	2.13%

Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	-	-	202,899	-	-	202,899	-	2.55%	203,129	2.55%
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	-	-	44,848	-	-	44,848	Semiannual	1.82%	44,975	1.81%

Other Loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A.	US$	-	-	269,965	-	-	269,965	-	1.87%	272,569	1.87%
		Lan Airlines S.A.	Chile	-	OTROS	-	US$	-	-	-	58,960	-	58,960	Quarterly	2.43%	56,447	2.43%

	Total							142,052	379,662	1,196,305	665,264	1,183,528	3,566,811			3,516,307

b)	Other financial liabilities

The detail of other financial liabilities as of March 31, 2012 and December 31, 2011, respectively, is as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Interest rate derivative not recognized as a hedge	4,797	4,907

Total current	4,797	4,907

Non-current
Interest rate derivative not recognized as a hedge	8,757	9,859

Total non-current	8,757	9,859

Total other financial liabilities	13,554	14,766

c)	Hedging liabilities

Hedging liabilities as of March 31, 2012 and December 31, 2011 are as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$
Current
Interest from the last date of interest rate swap	4,792	5,027
Fair value interest rate derivatives	35,998	34,105
Fair value of foreign currency derivatives	161	884

Total current	40,951	40,016

Non-current
Fair value interest rate derivatives	111,202	120,304

Total non-current	111,202	120,304

Total hedging liabilities	152,153	160,320

The foreign currency derivatives correspond to forward exchange contracts.

Hedging operation

The fair values by type of derivative, of the contracts held as hedging instruments are presented below:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Forward starting swaps (FSS) (1)	(20,002)	(19,703)
Interest rate options (2)	44	73
Interest rate swaps (3)	(131,990)	(139,733)
Fuel collars (4)	17,077	19,016
Fuel swap (5)	10,396	11,599
Currency forward (6)	(161)	(253)

(1)

Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft to be produced from the future contract date. These contracts are recorded as cash flow hedges.

(2)

Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.

(3)

Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3, 6 and 12 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(6)	Covers investments denominated in Chilean pesos to changes in the US Dollar - Chilean Peso exchange rate, with the aim of ensuring investment in dollars.

During the periods presented, the Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to said hedges will impact results between 1 to 9 months from the consolidated statement of financial position date, whereas in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. The hedges on investments will impact results continuously throughout the life of the investment (up to 3 months), while the cash flows occur at the maturity of the investment.

During the periods presented, all hedged highly probable forecast transactions have occurred.

During the periods presented, there has been no hedge ineffectiveness recognized in the consolidated statement of income.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Debit (credit) recognized in comprehensive income during the year	1,207	26,849
Debit (credit) transferred from net equity to income during the year	727	12,674

NOTE 21 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of trade and other accounts payables is as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Current
(a) Trade and other accounts payable	542,438	531,481
(b) Accrued liabilities at the reporting date	105,699	113,605

Total trade and other accounts payables	648,137	645,086

a)   Trade and other accounts payable as of March 31, 2012 and December 31, 2011 are as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Trade creditors	433,837	410,533
Leasing obligations	18,536	18,849
Other accounts payable (*)	90,065	102,099

Total	542,438	531,481

(*)  Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 22.

Trade and other accounts payables by concept:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Aircraft fuel	125,566	134,088
Boarding Fee	74,656	80,253
Landing and other aviation fees	40,070	41,900
Suppliers’ technical purchases	35,264	36,387
Handling and ground handling	37,623	34,743
Other personnel expenses	39,338	32,833
Professional services and advisory	24,566	29,870
Marketing	21,748	22,183
Aircraft and engines leasing	18,536	18,849
U.S.A. Department of Justice (*)	18,097	18,387
In-flight services	15,542	12,929
Maintenance	8,748	11,252
Crew	9,408	9,780
Aviation insurance	15,239	6,274
Communication	3,838	5,881
Others	54,199	35,872

Total trade and other accounts payables	542,438	531,481

(*)  Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 22.

b)   The liabilities accrued at March 31, 2012 and December 31, 2011, are as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Aircraft and engine maintenance	13,949	11,178
Accounts payable to personnel	19,037	38,391
Accrued personnel expenses	53,446	46,034
Others accrued liabilities	19,267	18,002

Total accrued liabilities	105,699	113,605

NOTE 22 - OTHER PROVISIONS

The detail of other provisions as of March 31, 2012 and December 31, 2011 is as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Current
Provision legal claims (1)	7,361	7,363

Total other provisions, current	7,361	7,363

Non-current
Provision legal claims (1)	11,932	11,710
Provision for European Commision investigation (2)	10,959	10,675

Total other provisions, non-current	22,891	22,385

Total other provisions	30,252	29,748

(1)  The amount represents a provision for certain legal claims made against the Company by former employees, regulatory agencies and others. The charge for the provision is shown in the consolidated statement of income in Administrative expenses. It is expected that the current balance as of March 31, 2012 will be applied during the next 12 months.

(2)   Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

The movement of provisions between January 1, 2011 and March 31, 2012 is as follows:

	0000000000	0000000000	0000000000
	Legal claims	European Commission Investigation	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2011	21,957	10,916	32,873
Increase in provisions	123	-	123
Acquisition through business combination	-	-	-
Provision used	(166)	-	(166)
Reversal of unused provision	(36)	-	(36)
Exchange difference	320	-	320

Balance as of March 31, 2011	22,198	10,916	33,114

	Commission	Commission	Commission
	Legal claims	European Commission Investigation	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of April 1, 2011	22,198	10,916	33,114
Increase in provisions	11,962	-	11,962
Provision used	(3,426)	-	(3,426)
Reversal of unused provision	(11,482)	-	(11,482)
Exchange difference	(179)	(241)	(420)

Balance as of December 31, 2011	19,073	10,675	29,748

	Legal claims	European Commission Investigation	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2012	19,073	10,675	29,748
Increase in provisions	57	-	57
Provision used	(51)	-	(51)
Exchange difference	214	284	498

Balance as of March 31, 2012	19,293	10,959	30,252

European Commission Provision:

(a)       This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through a significant matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in a significant matter report notice on January 21, 2009.

(b)       A significant matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are Lan Airlines S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, SAS and Singapore Airlines.

(c)       Jointly, Lan Airlines S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LAN. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LAN cooperated during the investigation.

(d)       On January 24, 2011, Lan Airlines S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. At March 31, 2012, the provision reached the amount of ThUS$ 10,959 (ThUS$ 10,675 at December 31, 2011)

NOTE 23 – OTHER CURRENT NON-FINANCIAL LIABILITIES

Other current non-financial liabilities as of March 31, 2012 and December 31, 2011 are as follows:

	December	December
	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Deferred revenues	903,311	969,873
Dividends payable	23,098	85,318
Other sundry liabilities	5,839	2,446

Total other non-financial liabilities, current	932,248	1,057,637

NOTE 24 - EMPLOYEE BENEFITS

Provisions for employee benefits as of March 31, 2012 and December 31, 2011, respectively, are as follows:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Pension payments	5,198	3,559
Termination payments	254	280
Other obligations	10,563	9,293

Total provisions for employee benefits, non-current	16,015	13,132

(a)       The movement in payments for termination indemnities and other obligations between January 1, 2011 and March 31, 2012 is as follows:

ThUS$

Opening balance as of January 1, 2011	9,657
Increase (decrease) current service provision	914

Balance as of March 31, 2011	10,571

Opening balance as of April 1, 2011	10,571
Increase (decrease) current service provision	2,561

Balance as of December 31, 2011	13,132

Opening balance as of January 1, 2012	13,132
Increase (decrease) current service provision	2,883

Balance as of March 31, 2012	16,015

(b)       The provision for short-term benefits as of March 31, 2012 and December 31, 2011 respectively, is detailed below:

	As of March 31, 2012 ThUS$	As of December 31, 2011 ThUS$

Profit-sharing and bonuses	19,037	38,391

The participation in profits and bonuses corresponds to an annual incentives plan for achievement of objectives.

(c)       Employment expenses are detailed below:

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Salaries and wages	213,465	178,513
Short-term employee benefits	40,797	22,780
Termination benefits	6,083	5,118
Other personnel expenses	38,251	31,682

Total	298,596	238,093

NOTE 25 – NON-CURRENT ACCOUNTS PAYABLE

Non-current accounts payable as of March 31, 2012 and December 31, 2011 are as follows:

	As of March 31, 2012 ThUS$	As of December 31, 2011 ThUS$

Fleet financing (JOL)	274,805	271,965
Other accounts payable (*)	18,000	36,000
Aircraft and engine maintenance	37,468	38,540
Provision for vacations and bonuses	7,607	7,982
Other sundry liabilities	459	443

Total non-current liabilities	338,339	354,930

(*)      Agreement entitled “Plea Agreement” with the Department of Justice of United States of America; its short-term part is in trade and other payables. See details in Note 22.

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NOTE 26 - EQUITY

(a)       Capital

The capital of the Company is managed and composed in the following form:

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The capital of the Company at March 31, 2012 amounts to ThUS$ 484,133, divided into 340,999,909 common stock of a same series (ThUS$ 473,907, divided into 340,326,431 shares as of December 31, 2011), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)       Subscribed and paid shares

As of March 31, 2012, the total number of shares authorized is 488,355,882 shares no par value, according to the capital increase approved at the Extraodinary Shareholders’ Meeting of December 21, 2011 by 147,355,882 ordinary shares no par value. Of this increase, 142,555,882 shares, will be allocated to the proposed merger with companies Sister Holdco S.A. and Holdco II S.A.; and 4,800,000 shares will be allocated to compensation plans for employees of the Company and its subsidiaries. At the end of this period, the total suscribed shares before the capital increase mentioned above, are fully paid 340,999,909. During the first quarter of 2012, have been exercised options for 673,478 shares and due to the deadline for exercising the options have been canceled 91 shares that have been deducted from the authorized capital. The shares for the capital increase of December 21, 2011 are subject to compliance with the conditions described in the minutes of the special meeting held on that date, it was approved for issue by the Superintendency of Securities and Insurance dated April 17, 2012. The resolutions adopted at such meeting, including the capital increase is not considered perfected until the conditions are met.

At December 31, 2011, of the total shares subscribed, 340,326,431 shares have been fully paid (includes 7,000 shares paid on December 30, 2011 and registered in the Register of Shareholders in January 2012), leaving 673,569 shares reserved for issuance under option contracts.

(c)       Treasury stock

At March 31, 2012, of the total number of shares subscribed and paid, the Company acquired 7,401 shares, from the shareholders who exercised the right to retirement, for an amount of ThUS$ 203.

(d)	Other sundry reserves

The movement of Other sundry reserves between January 1, 2011 and March 31, 2012 is as follows:

	(1,801)	(1,801)	(1,801)	(1,801)	(1,801)
	Stock option plans		Other reserves		Total
	ThUS$		ThUS$		ThUS$

Opening balance as of January 1, 2011	5,401		62		5,463
Stock option plans	660		-		660
Deferred tax	(112)		-		(112)
Legal reserves	-		389		389

Balance as of March 31, 2011	5,949		451		6,400

Opening balance as of April 1, 2011	5,949		451		6,400
Stock option plans	1,424		-		1,424
Deferred tax	(243)		-		(243)
Transactions with non-controlling interest	-		(1,801)		(1,801)
Capitalization share issuance and placement costs (1)	-		2,672		2,672
Legal reserves	-		40		40

Balance as of December 31, 2011	7,130		1,362		8,492

Opening balance as of January 1, 2012	7,130		1,362		8,492
Share issuance and placement costs fusion TAM	-		-		-
Legal reserves	-		50		50

Balance as of March 31, 2012	7,130		1,412		8,542

(1)	Capitalization share issuance and placement costs caused by the capital increase carried out in 2007, as set out extraordinary share holders meeting held on December 21, 2011.

(d.1)	Reserves for stock option plans

These reserves are related to the share-based payments explained in Note 36.

(d.2)	Other reserves

The balance of Other reserves comprises the following:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

Reserve for the adjustment of the value of fixed assets (1)	2,620	2,620
Transactions with non-controlling interest (2)	(1,801)	(1,801)
Others	593	543

Total	1,412	1,362

(1) Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(2) Corresponds to the loss generated by the participation of Lan Pax Group S.A., in the capital increase for Aerovías de Integración Regional, AIRES S.A.

(e)	Reserves with effect in other comprehensive income.

The movement of Reserves with effect in other comprehensive income between January 1, 2011 and March 31, 2012 is as follows:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2011	(4,257)	(107,050)	(111,307)
Derivatives valuation gains (losses)	-	26,849	26,849
Deferred tax	(8)	(4,564)	(4,572)
Currency translation differences	46	-	46

Balance as of March 31, 2011	(4,219)	(84,765)	(88,984)

Opening balance as of April 1, 2011	(4,219)	(84,765)	(88,984)
Derivatives valuation gains (losses)	-	(67,217)	(67,217)
Deferred tax	1,863	11,426	13,289
Currency translation differences	(10,961)	-	(10,961)

Balance as of December 31, 2011	(13,317)	(140,556)	(153,873)

Opening balance as of January 1, 2012	(13,317)	(140,556)	(153,873)
Derivatives valuation gains (losses)	-	1,207	1,207
Deferred tax	(1,942)	(205)	(2,147)
Currency translation differences	11,424	-	11,424

Balance as of March 31, 2012	(3,835)	(139,554)	(143,389)

(e.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(e.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f)	Retained earnings

The movement of retained earnings between January 1, 2011 and March 31, 2012 is as follows:

ThUS$

Opening balance as of January 1, 2011	949,214
Result for the year	97,235
Dividends	(29,170)

Balance as of March 31, 2011	1,017,279

Opening balance as of April 1, 2011	1,017,279
Result for the period	222,962
Other decreases	(632)
Dividends	(122,811)

Balance as of December 31, 2011	1,116,798

Opening balance as of January 1, 2012	1,116,798
Result for the year	76,067
Other decreases	(48)
Dividends	(22,820)

Balance as of March 31, 2012	1,169,997

(g)	Dividends per share

As of March 31, 2012
Description	Mandatory minimum dividend 2012

Date of dividend	03-31-2012
Amount of the dividend (ThUS$)	22,820
Number of shares among which the dividend is distributed	340,999,909
Dividend per share (US$)	0.06692

As of December 31, 2011

Description	Final dividend 2010	Interim dividend 2011	Interim dividend 2011

Date of dividend	04-29-2011	08-30-2011	12-20-2011
Amount of the dividend (ThUS$)	10,386	56,595	85,000
Number of shares among which the dividend is distributed	339,310,509	339,358,209	340,164,105
Dividend per share (US$)	0.03061	0.16677	0.24988

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At March 31, 2012, dividends are provisioned for a minimum mandatory dividend corresponding to 30% of the value of Company. This amount is in the category Other financial liabilities, current.

NOTE 27 - REVENUE

The detail of revenues is as follows:

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Passengers	1,138,211	977,823
Cargo	367,906	346,435

Total	1,506,117	1,324,258

NOTE 28 - COSTS AND EXPENSES BY NATURE

a)   Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Other rentals and landing fees	165,148	160,963
Aircraft fuel	493,770	389,904
Comissions	57,619	52,615
Other operating expenses	171,836	151,731
Aircraft rentals	44,293	42,485
Aircraft maintenance	49,786	43,432
Passenger services	37,934	36,959

Total	1,020,386	878,089

b)   Depreciation and amortization

Depreciation and amortization are detailed below:

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Depreciation (*)	103,817	92,937
Amortization	2,669	2,467

Total	106,486	95,404

(*) Includes the depreciation of property, plant and equipment and the maintenance cost of aircraft held under operating leases.

c)   Personnel expenses

The costs for personnel expenses are disclosed in provisions for employee benefits (See Note 24).

d)   Financial costs

The detail of financial costs is as follows:

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Bank loan interest	18,711	27,759
Financial leases	6,993	1,369
Other financial instruments	10,996	6,785

Total	36,700	35,913

Costs and expenses by nature presented in this note are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 29 - GAINS (LOSSES) ON THE SALE OF NON-CURRENT ASSETS NOT CLASSIFIED AS HELD FOR SALE

The gains (losses) on sales of non-current assets not classified as Held for Sale as of March 31, 2012 and 2011 are as follows:

	For the periods ended March 31,

	2012	2011
	ThUS$	ThUS$

Property, plant and equipment	(380)	(343)

Total	(380)	(343)

The gain (loss) on sales for the period is presented in Other operating income by function and Cost of sales.

NOTE 30 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the periods ended March 31,
	2012	2011
	ThUS$	ThUS$

Duty free	3,261	4,194
Aircraft leasing	3,351	5,196
Logistics and courier	-	10,958
Customs and warehousing	5,635	5,595
Tours	12,424	11,333
Other miscellaneous income	5,894	3,340

Total	30,565	40,616

NOTE 31 – FOREIGN CURRENCY AND EXHANGE RATE DIFFERENCES

a)        Foreign currency

The foreign currency detail of current and non-current assets is as follows:

	As of	As of
Current assets	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$

Cash and cash equivalents	86,317	216,094
Chilean peso	14,162	148,274
Euro	2,247	5,688
Argentine peso	40,325	20,020
Brazilian real	3,195	6,616
Colombian peso	3,209	7,668
Other currency	23,179	27,828

Other current financial assets	6,588	4,352
Brazilian real	3,155	1,127
Colombian peso	2,207	2,009
Other currency	1,226	1,216

Other current non-financial assets	3,197	3,881
Chilean peso	644	1,561
Argentine peso	1,853	1,781
Brazilian real	68	52
Colombian peso	72	117
Other currency	560	370

Trade and other current accounts receivable	189,362	182,434
Chilean peso	62,813	63,818
Euro	10,180	8,266
Argentine peso	34,074	24,879
Brazilian real	34,394	35,467
Australian dollar	8,554	5,567
Colombian peso	20,639	34,583
Other currency	18,708	9,854

Current accounts receivable from related entities	775	809
Chilean peso	775	809

	As of	As of
Current assets	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$

Current tax assets	76,236	67,668
Chilean peso	18,220	15,817
Argentine peso	22,725	20,236
Brazilian real	8,231	8,475
Mexican peso	20,835	18,457
Colombian peso	3,450	2,658
Other currency	2,775	2,025

Total current assets	362,475	475,238
Chilean peso	96,614	230,279
Euro	12,427	13,954
Argentine peso	98,977	66,916
Brazilian real	49,043	51,737
Mexican peso	20,835	18,457
Australian dollar	8,554	5,567
Colombian peso	29,577	47,035
Other currency	46,448	41,293

	As of	As of
Non-current assets	March 31,	December 31,
	2012	2011
	ThUS$	ThUS$

Other non-current financial assets	5,180	4,276
Brazilian real	2,644	1,939
Colombian peso	2,348	2,166
Other currency	188	171

Other non-current non-financial assets	903	130
Colombian peso	903	130

Non-current accounts receivable	7,064	7,482
Chilean peso	7,029	7,422
Other currency	35	60

Investment recorded using the method	615	990
of participation
Chilean peso	615	990

Goodwill	108,930	100,529
Argentine peso	479	487
Colombian peso	108,451	100,042

Current tax assets, non-current	17,628	17,951
Argentine peso	17,628	17,951

Deferred tax assets	63,636	53,386
Colombian peso	56,786	45,173
Other currency	6,850	8,213

Total non-current assets	203,956	184,744
Chilean peso	7,644	8,412
Argentine peso	24,957	26,651
Brazilian real	2,644	1,939
Colombian peso	168,488	147,511
Other currency	223	231

The foreign currency detail of current and non-current liabilities is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	March 31,	December 31,	March 31,	December 31,
	2012	2011	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$

Trade and other accounts payables	302,921	298,551	13,333	21,082
Chilean peso	66,857	77,141	10,494	10,284
Euro	10,104	10,921	1,709	697
Argentine peso	26,172	35,542	-	-
Brazilian real	32,902	32,898	9	9
Colombian peso	56,764	53,988	1,069	10,019
Other currency	110,122	88,061	52	73

Current accounts payable to related entities	104	118	-	-
Chilean peso	104	118	-	-

Current tax liabilities	15,419	10,168	2,325	4,384
Chilean peso	8,766	3,678	-	748
Argentine peso	3,390	2,164	1,508	2,303
Brazilian real	1,137	1,724	-	334
Colombian peso	660	942	815	999
Other currency	1,466	1,660	2	-

Other current non-financial liabilities	20,791	32,393	355	2,527
Brazilian real	-	-	240	235
Colombian peso	17,212	32,036	112	1,789
Other currency	3,579	357	3	503

Total current liabilities	339,235	341,230	16,013	27,993
Chilean peso	75,727	80,937	10,494	11,032
Euro	10,104	10,921	1,709	697
Argentine peso	29,562	37,706	1,508	2,303
Brazilian real	34,039	34,622	249	578
Colombian peso	74,636	86,966	1,996	12,807
Other currency	115,167	90,078	57	576

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years

	As of	As of	As of	As of	As of	As of
Non-current liabilities	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2012	2011	2012	2011	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Non-current accounts payable	7,291	7,665	82	76	11	10
Chilean peso	6,532	6,684	82	76	11	10
Other currency	759	981	-	-	-	-

Other long-term provisions	18,681	18,175	-	-	-	-
Brazilian real	495	466	-	-	-	-
Colombian peso	6,209	5,728	-	-	-	-
Euro	10,959	10,675	-	-	-	-
Other currency	1,018	1,306	-	-	-	-

Non-current provisions for employee benefits	6,055	5,528	-	-	-	-
Argentine peso	1,230	1,097	-	-	-	-
Colombian peso	4,825	4,431	-	-	-	-

Total non-current liabilities	32,027	31,368	82	76	11	10
Chilean peso	6,532	6,684	82	76	11	10
Argentine peso	1,230	1,097	-	-	-	-
Brazilian real	495	466	-	-	-	-
Colombian peso	11,034	10,159	-	-	-	-
Euro	10,959	10,675	-	-	-	-
Other currency	1,777	2,287	-	-	-	-

	As of	As of
	March 31,	December 31,
General summary of foreign currency:	2012	2011
	ThUS$	ThUS$

Total assets	566,431	659,982
Chilean peso	104,258	238,691
Euro	12,427	13,954
Argentine peso	123,934	93,567
Brazilian real	51,687	53,676
Mexican peso	20,835	18,457
Australian dollar	8,554	5,567
Colombian peso	198,065	194,546
Other currency	46,671	41,524

Total liabilities	387,368	400,677
Chilean peso	92,846	98,739
Euro	22,772	22,293
Argentine peso	32,300	41,106
Brazilian real	34,783	35,666
Colombian peso	87,666	109,932
Other currency	117,001	92,941

Net position	179,063	259,305
Chilean peso	11,412	139,952
Euro	(10,345)	(8,339)
Argentine peso	91,634	52,461
Brazilian real	16,904	18,010
Mexican peso	20,835	18,457
Australian dollar	8,554	5,567
Colombian peso	110,399	84,614
Other currency	(70,330)	(51,417)

b)        Exchange differences

Exchange rate differences recognized in results, other than those relating to financial instruments at fair value through profit and loss, for the period ended March 31, 2012 and 2011 generated a gain of ThUS$ 8,299 and a loss of ThUS$ 2,128, respectively.

Exchange rate differences shown in equity as translation reserves for the period ended March 31, 2012 and 2011 represented a loss of ThUS$ 11,379 and a gain of ThUS$ 246, respectively.

The following shows the current exchange rates for the US dollar at the end of each period:

	As of March 31, 2012	As of December 31, 2011

Chilean peso	487.44	519.20
Argentine peso	4.38	4.30
Brazilian real	1.82	1.87
Peruvian Sol	2.66	2.69
Australian dollar	0.96	0.98
Strong Bolivar	4.30	4.30
Boliviano	6.86	6.86
Uruguayan peso	19.40	19.80
Mexican peso	12.81	13.96
Colombian peso	1,787.50	1,936.00
New Zealand dollar	1.22	1.28
Euro	0.75	0.77

NOTE 32 - EARNINGS PER SHARE

	For the periods ended March 31,
Basic earnings	2012	2011

Earnings attributable to controlling company’s equity holders (ThUS$)	76,067	97,235
Weighted average number of shares, basic	340,706,463	339,310,509
Basic earnings per share (US$)	0.22326	0.28656

	For the periods ended March 31,
Diluted earnings	2012	2011

Earnings attributable to controlling company’s equity holders (ThUS$)	76,067	97,235

Weighted average number of shares, basic	340,706,463	339,310,509
Adjustment diluted weighted average shares
Stock options	-	781,698

Weighted average number of shares, diluted	340,706,463	340,092,207

Diluted earnings per share (US$)	0.22326	0.28591

NOTE 33 - CONTINGENCIES

a)   Lawsuits

i)   Actions brought by Lan Airlines S.A. and Subsidiaries.

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
ThUS$

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York	07-6022920

Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary of Lan Airlines S.A. constituted under the laws of the state of Delaware, sued on August 29, 2007 Varig Logística S.A. (“Variglog”) for the non-payment of four loans under loan agreements governed by the law of New York. These agreements provide for the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

Stage of execution in Switzerland of judgment condemning Variglog to repay the principal, interest and costs in favor of AAI. An embargo is held over the bank account of Variglog in Switzerland by AAI. Variglog is in the process of judicial recovery in Brazil and requested in Switzerland to recognize the judgment that declared the state of judicial recovery.

17,100 plus interest and costs

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York, County of New York	602286-09

Atlantic Aviation Investments LLC. (“AAI”) sued on July 24, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Volo Logistics LLC (a) as representative for Variglog, for failure to pay the four loans indicated in the previous note; and (b) for a default on their obligations of guarantors and other obligations under the Memorandum of Understanding signed by the parties on September 29, 2006.

The court dismissed in part and upheld in part the motion to dismiss counterclaims brought by defendants in the case. Both parties appealed this decision. AAI filed a request for summary Judgement (short trial) that the court ruled favorably. The defendants appealed from this decision that which was granted with suspensive effect.

17,100 plus interest, costs and damages

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Tax Court of Guayaquil	6319-4064-05	Against the regional director of the Guayaquil Internal Revenue Service for overpayment of VAT.	Favorable sentence at first intance, appeal pending against them.	4,210 plus interest

Lan Airlines S.A.	Tax Tribunal of Quito	23493-A	Against the regional director of the Quito Internal Revenue Service for overpayment of VAT.	Judicial decree	3,958

Lan Perú S.A.	Administrative Tribunal of Perú	2011	Lan Peru is suing LAP (Lima Airport concession) for wrong amounts charged by the use of hoses at the airport in Lima. These amounts are intended to supplement what has already been obtained in a ruling that ordered Ositran LAP wrong amounts charged back.	First intances.	740

Aerotransportes Mas de Carga S.A. de C.V.	Federal Court of Fiscal and Administrative Justice	24611/08	Judgement of invalidity against the tax authority’s refusal to restore a balance in favor of VAT.	Final stage evidentiary	1,000

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
ThUS$

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	09504-2010- 0114	Against the regional director of the Guayaquil Internal Revenue Service to determine tax credit decreased for the year 2006.	Pending conclusion and of evidence	Undetermined

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	09503-2010- 0172	Against the regional director of the Guayaquil Internal Revenue Service for non-payment of advance income tax, 2010.	Evidence	696

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	6886-4499-06	Against the regional director of the Guayaquil Internal Revenue Service for rectification of tax return for 2003.	Sentence pending.	Undetermined

Aerovías de Integración Regional S.A. AIRES S.A.	Section One, Subsection A, the Administrative Tribunal of Cundinamarca

AEROVIAS DE INTEGRACION REGIONAL S.A AIRES S.A. seeks that Act 043 Session of October 20, 2008 of Grupo Evaluador de Proyectos Aerocomerciales GEPA be declared invalid. This relates to the decision of the Director of the UAEAC and Enrique Olaya Herrera airport in Medellin to order the suspension of operations of the company to and from that airport.

On June 17, 2010 a decree was issued by which evidence was presented, the status of which was notified on June 22 of that year. On March 8, 2011 the preliminary stages were completed. On July 6, 2011 per state order, Aerocivil was ordered to pay the fees of the expert witness. An appeal was registered against this judgement on July 22. On November 9th, 2011 the decree in response to the appeal was notified and by which the fee for the expert OLGA LUCIA VILLAGRA was set. Fees that have already been paid by the aerocivil and those corresponding to AIRES. On January 30th 2012 closing arguments were presented.

ThUS$ 2,033 The estimated amount of damages that were caused to AIRES S.A. as a result of the suspension of operations at the Enrique Olaya Herrera airport in Medellin, not a sum that could be repeated against the Company.

ii) Lawsuits against Lan Airlines S.A. and Subsidiaries

Company	Court	Cause No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$
Aerolinhas Brasileiras S.A.	Secretary of Finance of State of Río de Janeiro	2003	The administrative authority of Río de Janeiro, Brazil, notified breach action or fine for alleged non-payment of ICMS (VAT) on import of Boeing-767 aircraft registered No. PR-ABB.	Pending resolution of the review group to annul the fine.	3,000

Lan Cargo S.A.	Civil Court of Asunción, Paraguay	78-362	Request of indemnification for damages brought by the prior general agent in Paraguay.	Pending appeal of the decision to reject one of the exceptions for lack of overt action, made by lawyers for the defendant.	437

Lan Airlines S.A. y Lan Cargo S.A.	European commission and Canada	-

Investigation of possible breaches of free competition of cargo airlines, especially the fuel surcharge. On December 26, 2007, the Director General for Competition of the European Commission notified Lan Cargo S.A. and Lan Airlines S.A. of the instruction of a process against twenty-five cargo airlines, including Lan Cargo S.A., for alleged breaches of free competition in the European air cargo market, especially the intended fixing of a surcharge for fuel and cargo. Dated November 09, 2010 the Direction General for Competition of the European Commission notified Lan Cargo S.A. and Lan Airlines S.A. the imposition of fines in the amount of ThUS$ 10,959. This fine is being appealed by Lan Cargo S.A. and Lan Airlines S.A. We can not predict the outcome of the appeal process.

				On April 14, 2008, the Company answered the European Commission’s notification. The appeal was presented on January 24, 2011.	10,959

Lan Airlines S.A. and Lan Cargo S.A.	Competition Bureau Canada	-	Investigation for possible infractions of competition from airlines cargo flights, especially fuel surcharges.	Investigation pending.	Undetermined

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
ThUS$

Lan Cargo S.A. and Lan Airlines S.A.	Canada-Superior Court of Quebec, Supreme Court of British Columbia, Superior Court of Ontario	-	For class actions, as a result of the investigation for possible breaches of competition from airlines cargo flights, especially fuel surcharges. They have filed three lawsuits in Canada (Quebec, British Columbia and Ontario).	A compromise was agreed in the three cases with the counterpart. The approval is pending by the three courts, which is expected to be awarded over the next four months.	700

Lan Cargo S.A. and Lan Airlines S.A.	In the High Court of Justice Chancery Division (England) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands).	-

Lawsuit filed against european airlines by users of freight services in private prosecutions as a consequence of the investigation into alleged breaches of free competition of cargo airlines, especially fuel surcharges. Lan Airlines S.A. and Lan Cargo S.A. have been third-party defendants in such prosecutions in England and the Netherlands.

				Case is in the process of discovery tests.	Undetermined

Lan Logistics, Corp.	Federal Court, Florida, U.S.A.	-	In mid June 2008 a demand was presented for purchase option right for sale of LanBox.	Failed against Lanlogistics, Corp. for $ 5 million plus interest, which is appealing to the court of appeals.	Undetermined

Aerovías de Integración Regional S.A. AIRES S.A.	Civil Court of the Circuit of Bogota

On December 10th 2008, HK-4491 aircraft was at the Bucaramanga airport and after starting engine n°2 as the starting procedure of engine n°1 began; there was a failure in the startup system and pressurization of the aircraft. The complainant, Mrs. Milena Paez, claims there is a civil contractual liability since, due to hearing loss in her right ear which affected her family, professional, and community life, the airline failed in its obligation to bring the passenger safely to her destination.

On January 23, 2012 the answer to the complaint was filed, also preliminary objections and appeals under warranty was admitted and was ordered the suspension of the process up to 90 days in order to allow Aires S.A. to notify Colseguros S.A. (call warranty). On March 14th, 2012 Colseguros S.A. was notified of the process. On March 2nd 2012, Colseguros S.A. gave answer to the call and demand.

Action against Aires S.A. with an initial aspiration of ThUS$ 1,768 that is ThCOP 1,900 (equivalent 3,550 SMMLV (*) plus the corresponding accrued interest since December 2008, title that generates an additional quantity of ThCOP 1,500,000 equivalent to 2,800 SMMLV).

(*)SMMLV: Current legal monthly minimun wage

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$

Aerolinhas Brasileiras S.A.	Conselho Administrativo de Defesa Econômica, Brasil	-	Investigation of alleged breaches of free competition of cargo airlines, especially fuel surcharges.	Investigation pending. CADE and Federal Attorney not yet issued final decisions.	Undetermined

Lan Airlines S.A. “Brazil”	Instituto de Defesa do Consumidor de Sao Paulo	-	The Department of Consumer Protection and Defense (“PROCON”) has applied a fine to Lan Airlines S.A. in the amount of MR$ 1,688 equivalent to approximately ThUS$ 905. This penalty relates to the cancellation of flights to Chile as a product of the 2010 earthquake, holding that Lan Airlines S.A. did not act in accordance with the rules applicable to the facilities and offered no compensation to passengers who could not travel as a result of this extraordinary circumstance.	Fine imposed by the consumer organization of Sao Paulo. An objection was presented which was rejected. This decision was appealed. Still in the administrative sphere.	905

Lan Perú S.A.	Administrative Tribunal of Peru	2011	LAP (Lima Airport concession) is questioning before an administrative tribunal’s decision to the administrative authority Ositran, which in due course LAP stated that it had to give certain amounts uncollected by Lan Peru for the use of hoses in the Lima Airport.	First instance.	2,109

Lan Cargo S.A	Tribunal of Arbitration, Frankfurt/ Germany

Aerohandling Airport Assistance GmbH (Handling company in Frankfurt/ Airport) is claiming additional payment for Lan Cargo S.A. services offered over the years 2007 to 2010. An agreement was reached on the subject, LAN CARGO paying the final amount of the ThUS$ 90

				Single instance.	820 (Amount payed according to agreement ThUS$ 90)

Lan Airlines S.A.	Tenth Civil Court of Santiago		Sociedad Jara y Jara Limitada brings action against Lan Airlines S.A. the demand based on the damage they have caused by felony criminal complaints of fraud made againts them in 2008 and that were dismissed for good. It claims that the damage caused by Lan affected its reputation and business continuity.	First instance.	11,935

Considering the stage of process for each of the cases mentioned above and/or the improbable event of obtaining an adverse sentence, as of March 31, 2012 the Company has estimated that is not necessary to make a provision for any case, with the exception of the significant matter relating to the European Commission which was reported to the SVS. A provision of US$ 11 million has been recorded for the decision issued by the European Commission on November 9, 2010.

On May 6 2011, the Directors of Lan Cargo S.A. and Aerolinhas Brasileiras S.A. approved a judicial agreement with the defenders of the civil class action case that was in process before the United States District Court for the Eastern District of New York. From the agreement, Lan Cargo S.A. and Aerolinhas Brasileiras S.A. committed to pay the amount of US$ 59.7 million and US$ 6.3 million, respectively, payments that were already made as of March 31, 2012. This agreement terminates the companies´ obligations with regards to all plaintiffs who will not choose to file a suit in an individual capacity against the companies. The terms of the judgment have not yet been set for the plaintiffs who are considering opting for a separate suit.

NOTE 34 - COMMITMENTS

(a)  Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, restrictions have been established to the Company´s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

Regarding the various contracts of the Company for the financing of Airbus A320 aircraft, which are guaranteed by the European Export Credit Agencies, limits have been established on some of the Company’s financial indicators. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

In connection with the financing of spare engines for its Boeing 767 and 777 fleet, which are guaranteed by the Export - Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, for the current period local banks have set limits to some financial indicators of the Company on a consolidated basis.

At March 31, 2012, the Company is in compliance with these covenants.

(b)  Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of March 31, 2012	As of December 31, 2011
ACS Aircraft Finance Bermuda Ltd. - Aircastle (WFBN)	Boeing 737	1	1
Aircraft 76B-26261 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-26327 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-26329 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-27597 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-27613 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-27615 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-28206 Inc. (ILFC)	Boeing 767	1	1
Aircraft Solutions Lux V S.ÀR.L. (AVMAX)	Bombardier Dhc8-200	1	1
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
AWAS 4839 Trust	Airbus A320	1	1
BOC Aviation Pte. Ltd.	Airbus A320	1	1
Celestial Aviation Trading 16 Ltd. - GECAS (WFBN)	Boeing 767	1	1
Celestial Aviation Trading 23 Ltd. - GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 35 Ltd. (GECAS)	Boeing 767	1	1
Celestial Aviation Trading 39 Ltd. - GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 47 Ltd. - GECAS (WFBN)	Boeing 767	1	1
Celestial Aviation Trading 48 Ltd. - GECAS (WFBN)	Boeing 767	1	1
Celestial Aviation Trading 51 Ltd. - GECAS (WFBN)	Boeing 767	1	1
CIT Aerospace International	Boeing 767	1	1
Delaware Trust Company, National Association (CRAFT)	Bombardier Dhc8-200	9	9
International Lease Finance Corp. (ILFC)	Boeing 737	2	2
International Lease Finance Corp. (ILFC)	Boeing 767	1	1
JB 30244, Inc. - AWAS	Boeing 737	1	1
JB 30249, Inc. - AWAS	Boeing 737	1	1
KN Operating Limited (NAC)	Bombardier Dhc8-400	4	4
MCAP Europe Limited - Mitsubishi (WTC)	Boeing 737	1	1
MSN 167 Leasing Limited	Airbus A340	1	1
MSN 32415, LLC - AWAS	Boeing 737	1	1
Orix Aviation Systems Limited	Airbus A320	2	2
Pembroke B737-7006 Leasing Limited	Boeing 737	2	2
Sunflower Aircraft Leasing Limited - AerCap	Airbus A320	2	2

Total		49	49

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of March 31, 2012	As of December 31, 2011
	ThUS$	ThUS$

No later than one year	158,734	169,842
Between one and five years	406,538	443,256
Over five years	76,020	92,264

Total	641,292	705,362

The minimum lease payments charged to income are the following:

	For the year ended March 31,
	2012	2011
	ThUS$	ThUS$

Minimum operating lease payments	42,972	40,614

Total	42,972	40,614

In December 2010, the Company added one Airbus A320-200 aircraft for a period of eight months, the latter finally returned in May 2011.

In January 2011 the Company added to the fleet three aircraft, a Boeing 767-300F with a contract term of five years, one Airbus A320-200 for a period of seven years and one Airbus A319-100 for a period of four months which was returned in May 2011. In July 2011 the Company added two Airbus A320-200 aircrafts for a period of eight years, while in August and September 2011, the Company received an Airbus A320-200 aircraft for a period of eight years. On the other hand, in September 2011 an Bombardier Dhc8-200 aircraft was returned due to termination of the lease term.

In September 2011, the Company signed a contract to establish the early departure of three Boeing 737-700. The return of these aircraft will be completed during the second quarter of 2012.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

At March 31, 2012 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release

Creditor Guarantee	Debtor	Type	ThUS$	date

Air Canada	Lan Airlines S.A.	One letter of credit	1,800	Jun 30, 2012
Celestial Aviation Trading 16 Ltd	Lan Cargo S.A.	Two letters of credit	3,500	Apr 25, 2012
Celestial Aviation Trading 35 Ltd	Lan Airlines S.A.	One letter of credit	2,500	Jun 13, 2012
CIT Aerospace International	Lan Airlines S.A.	Two letters of credit	3,240	May 10, 2012
GE Capital Aviation Services Ltd	Lan Cargo S.A.	Eleven letters of credit	32,304	Apr 25, 2012
International Lease Finance Corp.	Lan Airlines S.A.	Eigth letters of credit	3,880	Aug 25, 2012
Orix Aviation System Limited	Lan Airlines S.A.	Two letters of credit	6,520	May 5, 2012
TAF Mercury	Lan Airlines S.A.	One letter of credit	4,000	Dec 11, 2012
TAF Venus	Lan Airlines S.A.	One letter of credit	4,000	Dec 11, 2012

			61,744

(c)  Other commitments

At March 31, 2012 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date

Deutsche Bank A.G.	Lan Airlines S.A.	Two letters of credit	20,000	Jan 31, 2013
The Royal Bank of Scotland plc	Lan Airlines S.A.	Two letters of credit	18,000	May 20, 2012
European commission	Lan Airlines S.A.	One letter of credit	10,768	Feb 11, 2013
Dirección General de Aviación Civil de Chile	Lan Airlines S.A.	Thirty-eight performance bonds	7,680	May 31, 2012
Washington International Insurance	Lan Airlines S.A.	Six letters of credit	2,990	Apr 6, 2012
Dirección Seccional de Aduanas de Bogotá	Línea Aérea Carguera de Colombia S.A.	Two warranty insurance policies	2,702	Apr 7, 2014
Metropolitan Dade County	Lan Airlines S.A.	Five letters of credit	1,675	May 31, 2012

			63,815

NOTE 35 – TRANSACTIONS WITH RELATED PARTIES

a)    Transactions with related parties for the period ended March 31, 2012

Tax No.	Related party	Relationship	Country of origin	Other information on related party	Transaction	Currency	Amount of transactions
							ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	9

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Leases as lessor	CLP	203
					Services received	CLP	(282)
					Services received	US$	(102)

78.591.370-1	Bethia S.A. y Filiales	Other related	Chile	Investments	Leases as lessor	CLP	183
					Revenue from services provided	CLP	372
					Services received	CLP	(180)

79.773.440-3	Transporte San Felipe S.A.	Other related parties	Chile	Transport	Services received	CLP	(279)

87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Revenue from services provided	CLP	39

96.812.280-0	San Alberto S.A. y Filiales	Other related parties	Chile	Investments	Services received	US$	(29)

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Leases as lessor	US$	(102)

Foreign	Tadef-Transporte Administracao e Participacao Ltda.	Other related parties	Brazil	Transport	Services received	US$	(3)

b)    Transactions with related parties for the period ended March 31, 2011

Tax No.	Related party	Relationship	Country of origin	Other information on related party	Transaction	Currency	Amount of transactions
							ThUS$
96.810.370-9	Inversiones Costa	Controlling	Chile	Investments	Leases as lessor	CLP	19
	Verde Ltda. y CPA.	shareholder			Revenue from services provided	CLP	5

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Leases as lessor	CLP	4
	Training S.A.				Assignment of debt granted	CLP	4
					Services received	CLP	(55)
					Services received	US$	(74)
					Liquidation of liabilities on Behalf of the entity for the Related party	US$	(4)

87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Services provided	CLP	47

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Leases as lessor	US$	(107)

c)    Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of vice-presidents, chief executives and directors.

	For the year ended March 31,
	2012	2011
	ThUS$	ThUS$

Remuneration	2,624	2,134
Management fees	48	46
Corrections of value and non-monetary benefits	99	96
Short-term benefits	4,201	1,372
Share-based payments	-	660

Total	6,972	4,308

NOTE 36 - SHARE-BASED PAYMENTS

The compensation plans implemented through the granting of options to subscribe and pay for shares, which have been granted since the last quarter of 2007, are shown in the consolidated statements of financial position in accordance with IFRS 2 “Share-based payments”, booking the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting the options and the date on which these become vested.

During the last quarter of 2009, the original terms of the plan were amended regarding subscription and payment of options. These modifications were carried out during the first quarter of 2010 and established a new term and exercise price. Escuchar

Leer fonéticamente

The original grant and subsequent amendments have been formalized through the signing of option contracts for the subscription of shares according to the proportions shown in the accrual schedule, which are related to the permanence of the executive on those dates for exercising the options:

Percentage	Period

30%	From October 29, 2010 until March 31, 2012
70%	From October 30, 2010 until March 31, 2012

These options have been valued and booked at their fair value on the grant date, determined using the “Black-Scholes-Merton” method.

All options expired on March 31, 2012.

Number of share options

Stock options under a share-based payment agreement
balance as of January 1, 2011	673,569
Stock options annulled	(91)
Stock options exercised	(673,478)

balance as of March 31, 2012	-

Entry data for option valuation model used for stock options granted.

Weighted average share price	Exercise price	Expected volatility	Life of option	Dividends expected	Risk-free interest
US$ 17.3	US$ 14.5	33.20%	1.9 years	50%	0.0348

NOTE 37 - THE ENVIRONMENT

In accordance with the General Environment Bases Law issued in Chile and its complementary regulations, there are no provisions that affect the operation of air transport services.

NOTE 38 – SUBSEQUENT EVENTS

At the ordinary Shareholders’ Meeting on April 26, 2012, a final dividend distribution of 50% of profits for the year 2011 was approved, equivalent to ThUS$ 160,098. This dividend includes the interim dividends N° 44 and N° 45 distributed in 2011 for a total of ThUS$ 141,636, leaving to pay ThUS$ 18,462 equivalent to US$ 0.05414 per share, payment which will be made from May 17, 2012.

In this ordinary Shareholders’ Meeting proceeded to elect the members of the board of Lan Airlines S.A., which shall hold office for two years. The following persons were elected:

1.	Juan José Cueto Plaza;
2.	José Cox Donoso;
3.	Darío Calderón González;
4.	Carlos Heller Solari;
5.	Ramón Eblen Kadis;
6.	Jorge Alberto Awad Mehech;
7.	Bernardo Fontaine Talavera;
8.	Juan Gerardo Jofré Miranda; and
9.	Jorge Salvatierra Pacheco.

Directors listed in items 6 to 9 above were elected as Independent Directors, according to article 50 bis of Corporation Law N° 18,046 active in Chile.

On April 5, 2012, the Supreme Court upheld the resolution of the Chilean Antitrust Court dismissing the appeal filed by LAN and TAM with the Supreme Court on October 3, 2011 to contest three of the 14 mitigative measures set down in the ruling of September 21, 2011 in which the Antitrust Court approved the LAN-TAM merger.

On May 7, 2012, the Bearer Securities Commission (“CVM”), the securities authority in the Federal Republic of Brazil, granted authorization to list the Common Stock Issue Depositary Receipts Program of LAN Airlines S.A., Level III, also known as the Brazilian Depositary Receipts program (the “BDRs”), which were assigned the stock symbol “LATM11.” They will begin to be exchange-traded on the business day following consummation of the Brazilian Exchange Offer (as defined below).

Holdco II S.A., LAN Airlines S.A. and Banco Itaú BBA S.A., this latter acting through Itaú Corretora de Valores S.A. (“Itaú Corretora”), asked CVM and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) to list the offer to exchange shares in TAM S.A. in Brazil, initially for shares in Holdco II S.A. and ultimately for shares in Lan Airlines S.A. (as the legal successor of Holdco II S.A. after the Mergers) in the form of BDRs, and to cancel the listing of TAM S.A. on BM&FBOVESPA (the “Brazilian Exchange Offer”).

On May 7, 2012, CVM granted authorization for the listing of the Brazilian Exchange Offer. According to Brazilian regulations, it must begin within the next 10 days.

On the same date, Holdco II S.A. and LAN Airlines S.A. filed a request with the Securities and Exchange Commission (the “SEC”) to accelerate the effective date of the Registration Statement in Form F-4 (Registration No. 333-177984) (“Form F-4”) to 10:00 a.m., New York time, on May 9, 2012. At 10:00 a.m., New York time, on May 9,

2012, the SEC declared that Form F-4 had taken effect, which allowed Holdco II S.A. and LAN Airlines S.A. to commence the Holdco II S.A. U.S. Exchange Offer for shares in TAM S.A.

In view of the listings and authorizations obtained in Brazil and the USA and the authorizations obtained in other jurisdictions, including the resolution of the Chilean Antitrust Court dated September 21, 2011 that was confirmed by the Supreme Court of Chile on April 5, 2012 and the registration of Lan’s share issue under No. 955 on April 17, 2012 with the Chilean Securities and Exchange Commission, on May 10, 2012, Holdco II S.A. and Lan Airlines S.A. commenced the offer to exchange shares in TAM simultaneously in Brazil and the USA. It will continue until 5:00 p.m., New York time (6:00 p.m., Sao Paulo time) on June 11, 2012 and the auction will be held on BM&FBOVESPA at 9:00 a.m., New York time (10:00 a.m., Sao Paulo time) on June 12, 2012.

All of the foregoing was disclosed by Lan Airlines S.A. to the Chilean Securities and Insurance Commission on May 7, 9 and 10, 2012.

The consolidated financial statements of Lan Airlines S.A. and Subsidiaries as of March 31, 2012 have been approved in extraordinary session of the Board May 11, 2012.

Subsequent to March 31, 2012 until the date of issuance of these financial statements, the Company has no knowledge of any other subsequent events that may significantly affect the balances or their interpretation.

NOTE 39 – BUSINESS COMBINATIONS

(a) Aerovías de Integración Regional, AIRES S.A.

On November 26, 2010 Lan Pax Group S.A., a subsidiary of Lan Airlines S.A., acquired 98.942% of the Colombian company Aerovías de Integración Regional, AIRES S.A.

This acquisition was made through the purchase of 100% of the shares of the Panamanian corporations AKEMI Holdings S.A. and SAIPAN Holding S.A., which owned the aforementioned percentage of AIRES S.A. The purchase price was ThUS$ 12,000.

Aerovías de Integración Regional, AIRES S.A., founded in 1980, at the date of acquisition it was the second largest operator within the Colombian domestic market with a market share of 22%. AIRES S.A. offers regular service to 27 domestic destinations within Colombia as well as 3 international destinations. Synergies are expected between the combination of AIRES S.A. in the Colombian market and efficiency of the business model of LAN Airlines S.A. Additionally, better performance is expected by the business of Lan Airlines S.A. (passengers and cargo) through an increase in coverage in Latin America.

The Company has measured the non-controlling interest in AIRES S.A. using the proportionate share of the non-controlling interest in net identifiable assets acquired.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 94,224.

Summary statement of financial position at acquisition date:

	ThUS$		ThUS$

Current assets	27,315	Current liabilities	125,193
Non-current assets	31,652	Non-current liabilities	20,327
		Equity	(86,553)

Total assets	58,967	Total liabilities	58,967

Controlling interest	(82,224)
Goodwill determination:
	ThUS$

Controlling interest	82,224
Purchase price	12,000

Goodwill	94,224

(b) AEROASIS S.A.

Dated February 15, 2011, Lan Pax Group S.A. subsidiary of Lan Airlines S.A. acquired 100% of Colombian society AEROASIS S.A. The purchase price was ThUS$ 3,541.

AEROASIS S.A. is a corporation incorporated under the laws of the Republic of Colombia through Public Deed No. 1,206 dated May 2, 2006.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 6,736.

Summary statement of financial position at acquisition date:

	ThUS$		ThUS$

Current assets	1,802	Current liabilities	8,007
Non-current assets	3,010	Non-current liabilities	-
		Equity	(3,195)

Total activos	4,812	Total liabilities	4,812

Controlling interest	(3,195)
Goodwill determination:
	ThUS$

Controlling interest	3,195
Purchase price	3,541

Goodwill	6,736

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2012

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer